



Community Bancorp.
2002 Annual Report









Built on Trust,
Standing on Tradition


Vision

Built on Trust, Standing on Tradition

As we have mentioned in the past, an annual report, no matter what its theme, will tend to reflect the community and the world at the time of its creation. Sometimes this is purposeful, as in the case of an anniversary or historical event, but most of the time it's purely accidental. The clothes that you see in pictures, hairstyles, eyeglasses, and the activities taking place in the community signal the year of publication almost as clearly as the date printed on the cover.

This is one of those years when our theme is dictated by events. It is driven by an unimaginable lack of corporate and social responsibility that occurred on a massive scale at some major American companies within the past year. The corporate world was rocked by nearly 100 scandals in 2002 and five of the eight largest bankruptcies in history (WorldCom, Enron, Conseco, Global Crossing and Adelphia.)

As a consequence, our 2002 report is focused on a group of critical intangibles like **trust, respect, strength and tradition.** None of these attributes lend themselves easily to illustration. One cannot take a photograph of care and consideration. You cannot paint a picture of honor. And so our report looks quite different from any that have come before it. Hopefully we will be able to demonstrate the qualities that make Community Bancorp. worthy of your investment through the use of the symbols which appear throughout the report.

As we are all painfully aware, the corporate malfeasance of 2002 spilled from the business pages onto the nightly news, and the fallout led to a crisis of faith that shook the investment community to its core. The resulting fears were well founded, and led to a decrease in the capital value of American corporations that amounted to over 700 billion dollars by the fall of 2002. We learned, with almost every passing day, that major corporations with hundreds of thousands of stockholders were, in effect, "cooking the books." Worse yet, top executives at some companies were using company funds as a personal "cookie jar" to satisfy seemingly outlandish whims.

Those of us responsible for the administration and governance of Community Bancorp. and Community National Bank, namely the officers and the board, viewed each disturbing piece of corporate news with increasing amazement. Enron, by itself, could be considered a rogue company, but with each passing week it became obvious that Enron was not alone.

The cumulative effect caused us to ask some searching questions: Could anything like this happen at Community Bancorp. and Community National Bank? What factors serve to protect our shareholders from *unethical corporate behavior, let alone criminal activity?*

The conclusions we reached were satisfying and we therefore decided to make them central to this year's report. Be assured, however, that our purpose is not to judge any other company or hold anyone else to our standards. We merely thought the time was right for a discussion of how Community Bancorp. and Community National Bank view their social and civic responsibilities, how they are governed, and the standards we seek to uphold.


Community

We Choose to be Visible and Accessible

As an investor you must be able to rely on the financial results and representations contained in a report such as this. That can only come about through trust. To achieve this trust we choose to be very visible in the community. The officers and board members of the bank are active in civic affairs and accessible to questions from anyone at virtually anytime.

We Insist on Arm's Length Relationships

We have engaged the services of an independent accounting firm strictly for the purpose of conducting an independent audit. Our accountants will not be engaged to consult with the bank on any other basis. Indeed, we never allow a vendor to be in a compromising position with us or vice versa. In addition to our outside auditors, we also employ an internal auditor and have an audit committee to ensure that our stated policies and procedures are followed.

We Are Guided by Operating Principles and We Follow Them

Elsewhere in this report you will find a set of Operating Principles for the Corporation. Our Operating Principles are communicated to our employees on a regular basis. In short, we live up to the principles we have established.

We Avoid Even the Hint of Insider Transactions

We have taken a very conservative approach with respect to insider loans. By law we would be allowed to lend individual insiders, who are defined as directors or executive officers, up to $3.8 million. We have decided to limit these transactions to $750,000. In fact, the aggregate loans to insiders as a group totalled only $720,000 as of 12/31/02.

Our basic policy on insider transactions is to permit directors and their companies to do business with the company and its affiliates if the transactions are conducted in the ordinary course of business on a nonpreferential basis.

We Do Not Reward Management with Stock Options

While we encourage ownership of Community Bancorp. stock by our officers and employees, we have


Trust

chosen not to provide for stock options or other stock-based incentive plans. In the 90s many corporations got in trouble with their stock option plans, particularly when they resulted in lavish compensation for their executives, which may or may not have been reflective of the true performance of the company. There is also an ongoing issue of how to account for them. We have chosen to avoid them.

Our Employee Benefit Plan is Voluntary in all Respects

One of the tragic results of the Enron situation was that thousands of its employees lost thousands of dollars in their retirement plan when they couldn't sell their Enron stock as it went into dramatic decline. At Enron, and at many other corporations, contributions to the employees' retirement fund were made in company stock rather than cash. And there were restrictions on the employees' ability to sell their shares. At Community Bancorp. we make our retirement contributions in cash and then give the employees the option of investing in Community Bancorp. stock. Importantly, this is just one of 11 investment options our employees have, and they can sell their stock at anytime.

Indeed, the only ones who would be restricted from selling their shares would be the executive officers if they had any material inside information about the company. This is exactly the reverse of the Enron situation, where the executives apparently sold their shares freely and the employees were prohibited from doing so.

We Avoid Even the Appearance of Insider Stock Trading

Directors and executive officers ("insiders") are prohibited by law from trading on inside information. We have implemented a comprehensive policy governing when and how insiders may buy or sell stock in the company. Specifically, we prohibit trading during any period of time in which insiders may have material information about the company, such as the quarterly financial results, that isn't available to the public. We declare a closed trading period between the end of any quarter and the date that the results of operations are released to the public by way of our quarterly press release and accompanying SEC filing.

You may have noticed our quarterly press releases in the local papers; not every bank does this (and we are not required to do so), but we feel that it is important for the community to know how its local bank is faring.

We Do Our Best to Adhere to All Banking Regulations

Banking is a highly regulated industry. Our holding company, Community Bancorp. is regulated by the Federal Reserve. The Bank is regulated by the Office of the Comptroller of the Currency. Additional regulators with which we are involved include the SEC, the FDIC and the state's Department of Banking, Insurance and Healthcare Administration.

While we in the industry sometimes chafe under this extensive regulatory structure, we and our shareholders take comfort from this supervision and oversight.

We Do Our Best to Correct Any Mistake

We are not perfect and will make mistakes from time to time. We try to learn from our mistakes and avoid making them again. And you will find that when we make mistakes we will own up to them – hardly the approach many of the troubled larger corporations employed. As we say in our Operating Principles "we will always strive to do the right thing, in every situation, to the best of our abilities. And if we fail, we will do whatever is required to make amends."

Operating Principles

In furtherance of our overall objective of being a well run and well respected, profitable community banking organization, we have agreed to be bound by the following Operating Principles:

We will be fair, sensitive, honest, trusting and trustworthy in all our dealings among ourselves, with customers, with vendors and with the community at large. We will obey all laws, in fact and in spirit, and we will always strive to do the right thing, in every situation, to the best of our abilities. And if we fail, we will do whatever is required to make amends.

Specifically, we will work together to ensure that we:

1. Affirm our obligation to our shareholders to provide them with a reasonable return on their investment while honoring our obligation to our depositors and the community to maintain the safety and soundness of the bank.
2. Refuse to engage in practices that are discriminatory, unethical or illegal.
3. Always conduct our business in good faith.
4. Think like a customer.
5. Work to earn our customers' loyalty every day.
6. Remember that the customer is doing us a favor by banking with us; we are not doing him or her a favor by providing the service.
7. Treat our customers and fellow employees with dignity and respect.
8. Support our local communities.
9. Invest our resources substantially in the communities we serve.
10. Work cooperatively with our internal and external auditors and bank regulators.


Teamwork

Dear Shareholders and Friends,



I am pleased to report that 2002 was a very good year for Community Bancorp. and Community National Bank.

We ended the year with total assets of $309.2 million, up $20.6 million or 7% from December 31, 2001. This is the first year we have ended the year with over $300 million in assets, a milestone of sorts for our company. Earnings were $3.2 million or $0.87 per share, compared to $2.8 million or $0.75 for 2001, an increase in earnings per share of 16%.

Our strong earnings performance was the result of a combination of factors: very strong residential loan demand, fewer loan losses, a larger asset base, and reasonable margins. A chart appearing on page 51 of this report depicting loans made over the past three years shows that the extent of our loan activity has been quite dramatic. We are very grateful to our mortgage loan officers, originators, underwriters, processors and bookkeepers for their efforts in making this happen.

For the first time in many years, we ended the year with no "Other Real Estate Owned," or property taken back in foreclosure. This is a credit to our loan officers, underwriters and the folks in our collection department.

We also had strong deposit growth of 9.6%. At mid-year, the latest date for which the relevant data were available, Community National Bank enjoyed a deposit market share in Orleans County of 52% in the same five-bank market in which we have been operating for many years.

Our Montpelier office ended the year with $10.4 million in deposits and $16.5 million in loans. The success of this office has required that we add another mortgage originator to our team, which we have done, and that we consider further expansion in central Vermont with a new office in Barre, to open in 2003.

Community Financial Services Group, our trust and investment affiliate, continued to grow in 2002, with new customers from Middlebury, VT and Woodsville and Littleton, NH. This demonstrates the significance of the strategic partnership we formed with the National Bank of Middlebury and the Woodsville Guaranty Savings Bank in bringing trust and investment services into these communities.

We have seen a tremendous increase in electronic banking with an average of over 85,000 debit card and ATM transactions per month. Furthermore, our newly designed Web site, www.communitynationalbank.com, has attracted hundreds of visitors a week, many of whom are starting to do their banking on our site. CNB NetXpress customers can now check balances, transfer funds, view statements, apply for loans and even retrieve their cancelled checks online.

Corporate Governance was a big topic in 2002 and is sure to be in 2003. At Community Bancorp., we take our financial reporting and other obligations very seriously and will do our best to provide our shareholders and regulatory authorities with timely, accurate and complete information. Our new audit committee, under the leadership of Chairman Tom Adams, will be overseeing our efforts in this regard with the ongoing assistance of our internal auditor Patricia Blackmore and our external auditors.

All of us here at Community Bancorp. and Community National Bank are proud of the progress we made in 2002. We appreciate the continued loyalty of our shareholders, customers and communities, without which none of this would be possible. We will continue to strive to meet the needs of individuals, businesses and municipalities throughout the communities we serve.

Richard C. White

A.M. PEISCH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
-SINCE 1920-

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Community Bancorp. and Subsidiaries
Derby, Vermont

We have audited the accompanying consolidated balance sheets of Community Bancorp. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 2002, 2001, and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Bancorp. and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001, and 2000 in conformity with U. S. generally accepted accounting principles.

A.M. Peisch & Company, LLP

January 10, 2003
St. Johnsbury, Vermont
VT Reg. No. 92-0000102

Community Bancorp. and Subsidiaries
Consolidated Balance Sheets

December 31, 2002 and 2001

ASSETS	2002	2001
Cash and due from banks	$ 8,957,633	$ 8,681,237
Federal funds sold and overnight deposits	5,079,647	6,019,178
Cash and cash equivalents	14,037,280	14,700,415
Securities held-to-maturity (approximate fair value $39,359,442 and $40,967,678 at December 31, 2002 and 2001)	38,969,114	40,644,481
Securities available-for-sale	41,074,804	32,513,512
Restricted equity securities	1,309,050	1,224,650
Loans held-for-sale	6,169,017	3,113,466
Loans	200,913,490	190,042,381
Allowance for loan losses	(2,155,789)	(2,007,408)
Unearned net loan fees	(879,501)	(951,194)
Net loans	197,878,200	187,083,779
Bank premises and equipment, net	5,292,597	4,867,413
Accrued interest receivable	1,744,805	1,744,133
Other real estate owned, net	-0-	60,000
Other assets	2,752,738	2,726,075
Total assets	$309,227,605	$288,677,924

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Demand, non-interest bearing	$ 32,302,824	$ 30,724,508
NOW and money market accounts	88,786,101	76,779,687
Savings	37,737,157	33,059,937
Time, $100,000 and over	20,591,082	18,017,850
Other time	81,504,466	79,487,551
	260,921,630	238,069,533
Repurchase agreements	14,069,026	19,833,510
Borrowed funds	5,040,000	5,055,000
Accrued interest and other liabilities	3,491,847	2,272,055
Subordinated debentures	-0-	1,000
Total liabilities	283,522,503	265,231,098
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDERS' EQUITY		
Common stock, $2.50 par value; 6,000,000 shares authorized, 3,939,078 shares issued at December 31, 2002 (including 188,676 shares issued February 1, 2003) and 3,706,674 shares issued at December 31, 2001	9,847,694	9,266,686
Additional paid-in capital	16,423,022	13,412,012
Retained earnings	625,932	2,459,827
Accumulated other comprehensive income	984,953	26,459
Less treasury stock, at cost (2002 - 182,377 shares, 2001 - 150,065 shares)	(2,176,499)	(1,718,158)
Total stockholders' equity	25,705,102	23,446,826
Total liabilities and stockholders' equity	$309,227,605	$288,677,924

See accompanying notes.

Community Bancorp. and Subsidiaries
Consolidated Statements of Income

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest and dividend income			
Interest and fees on loans	$14,467,463	$15,522,741	$14,538,722
Interest on debt securities			
Taxable	2,820,188	2,410,427	2,839,110
Tax-exempt	976,074	742,560	797,025
Dividends	49,196	80,352	89,130
Interest on federal funds sold and overnight deposits	65,707	288,172	170,783
	18,378,628	19,044,252	18,434,770
Interest expense			
Interest on deposits	6,074,378	7,705,308	7,699,756
Interest on borrowed funds and securities sold under agreements to repurchase	605,532	880,456	1,087,178
Interest on subordinated debentures	-0-	706	2,200
	6,679,910	8,586,470	8,789,134
Net interest income	11,698,718	10,457,782	9,645,636
Provision for loan losses	(326,000)	(410,000)	(384,000)
Net interest income after provision for loan losses	11,372,718	10,047,782	9,261,636
Other income			
Trust Department income	109,826	438,736	362,979
Service fees	964,067	921,877	808,139
Security gains (losses)	31,311	170,899	(18,782)
Other	2,214,004	812,539	712,846
	3,319,208	2,344,051	1,865,182
Other expenses			
Salaries and wages	3,711,380	3,285,000	2,917,665
Pension and other employee benefits	1,241,032	959,078	936,367
Occupancy expenses	1,532,238	1,499,186	1,407,505
Other operating expenses	4,042,353	2,975,268	2,666,900
	10,527,003	8,718,532	7,928,437
Income before income taxes	4,164,923	3,673,301	3,198,381
Income taxes	924,951	875,476	775,960
Net income	$ 3,239,972	$ 2,797,825	$ 2,422,421
Earnings per common share on weighted average	$0.87	$0.75	$0.65
Weighted average number of common shares used in computing earnings per share	3,736,786	3,722,953	3,721,154
Book value per share on shares outstanding at December 31	$6.84	$6.28	$6.09

See accompanying notes.

Community Bancorp. and Subsidiaries
Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2002, 2001 and 2000

	---Common Stock---	
	Shares	Amount
Balances, December 31, 1999	3,358,507	$8,470,985
Comprehensive income, net of taxes		
Net income	-0-	-0-
Net unrealized holding gains on securities available-for-sale, net of tax, ($115,383)	-0-	-0-
Total comprehensive income		
Dividends declared	-0-	-0-
Issuance of stock	90,167	225,417
Purchase of treasury stock	(92,890)	-0-
Balances, December 31, 2000	3,355,784	8,696,402
Comprehensive income, net of taxes		
Net income	-0-	-0-
Net unrealized holding gains on securities available-for-sale, net of tax, ($25,535)	-0-	-0-
Total comprehensive income		
Dividends declared	-0-	-0-
5% stock dividend	167,939	419,848
Issuance of stock	60,174	150,436
Purchase of treasury stock	(27,288)	-0-
Balances, December 31, 2001	3,556,609	9,266,686
Comprehensive income, net of taxes		
Net income	-0-	-0-
Net unrealized holding gains on securities available-for-sale, net of tax, ($493,769)	-0-	-0-
Total comprehensive income		
Dividends declared	-0-	-0-
5% stock dividend	178,408	446,021
Issuance of stock	53,996	134,987
Purchase of treasury stock	(32,312)	-0-
Balances, December 31, 2002	3,756,701	$9,847,694

See accompanying notes.

Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders' equity
$10,942,510	$3,462,966	($247,086)	($ 448,221)	$22,181,154
-0-	2,422,421	-0-	-0-	2,422,421
-0-	-0-	223,978	-0-	223,978
				2,646,399
-0-	(2,154,289)	-0-	-0-	(2,154,289)
573,004	-0-	-0-	-0-	798,421
-0-	-0-	-0-	(941,515)	(941,515)
11,515,514	3,731,098	(23,108)	(1,389,736)	22,530,170
-0-	2,797,825	-0-	-0-	2,797,825
-0-	-0-	49,567	-0-	49,567
				2,847,392
-0-	(2,265,934)	-0-	-0-	(2,265,934)
1,383,314	(1,803,162)	-0-	-0-	-0-
513,184	-0-	-0-	-0-	663,620
-0-	-0-	-0-	(328,422)	(328,422)
13,412,012	2,459,827	26,459	(1,718,158)	23,446,826
-0-	3,239,972	-0-	-0-	3,239,972
-0-	-0-	958,494	-0-	958,494
				4,198,466
-0-	(2,274,997)	-0-	-0-	(2,274,997)
2,352,849	(2,798,870)	-0-	-0-	-0-
658,161	-0-	-0-	-0-	793,148
-0-	-0-	-0-	(458,341)	(458,341)
$16,423,022	$ 625,932	$984,953	($2,176,499)	$25,705,102

Community Bancorp. and Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31, 2002 , 2001 and 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,239,972	$ 2,797,825	$ 2,422,421
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	812,264	588,862	599,487
Provision for possible loan losses	326,000	410,000	384,000
(Credit) provision for deferred income taxes	(88,010)	1,509	(26,119)
(Gain) loss on sale of securities	(31,311)	(170,899)	18,782
Gain on sale of loans	(548,369)	(152,469)	(50,863)
(Gain) loss on sales of fixed assets	(12)	4,075	-0-
Gains on sales of OREO	(43,528)	(36,858)	(58,405)
Loss on Trust LLC	99,630	-0-	-0-
Gain on sale of trust assets	(617,355)	-0-	-0-
OREO writedowns	-0-	44,824	23,343
Amortization of bond premium, net	308,571	139,244	174,685
Proceeds from sales of loans held for sale	41,697,000	14,887,568	3,886,000
Originations of loans held for sale	(44,204,182)	(17,137,574)	(3,885,705)
(Increase) decrease in interest receivable	(672)	185,362	(445,303)
(Increase) decrease in mortgage servicing rights	(210,752)	(20,532)	22,892
(Increase) decrease in other assets	(109,401)	55,193	(191,227)
(Decrease) increase in unamortized loan fees	(71,693)	257	59,823
Increase in taxes payable	4,447	34,819	123,041
(Decrease) increase in interest payable	(43,615)	(141,707)	107,381
Increase (decrease) in accrued expenses	277,594	36,667	(40,418)
Increase in other liabilities	405,034	120,188	221,637
Net cash provided by operating activities	1,201,612	1,646,354	3,345,452
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities held-to-maturity			
Maturities and paydowns	27,906,387	38,229,271	21,842,506
Purchases	(26,254,490)	(43,634,788)	(34,157,564)
Securities available-for-sale			
Sales and maturities	14,060,000	13,147,578	9,987,892
Purchases	(21,422,819)	(19,450,231)	-0-
Purchase of restricted equity securities	(84,400)	(83,000)	-0-
Increase in loans, net	(11,349,630)	(13,884,200)	(25,025,922)
Capital expenditures, net	(986,150)	(743,572)	(947,879)
Investments in limited partnership, net	456,049	79,123	24,740
Proceeds from sale of interest in Trust LLC	1,132,000	-0-	-0-
Investment in Trust LLC	(700,547)	-0-	-0-
Proceeds from sales of other real estate owned	285,310	452,162	659,648
Recoveries of loans charged off	119,120	138,820	136,422
Net cash used in investing activities	(16,839,170)	(25,748,837)	(27,480,157)

See accompanying notes.

	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in demand, NOW, savings, and money market accounts	18,261,950	29,335,617	551,589
Net increase in certificates of deposit	4,590,147	349,386	5,990,061
Net (decrease) increase in short-term borrowings and repurchase agreements	(5,764,484)	5,461,972	11,748,256
Net (decrease) increase in borrowed funds	(15,000)	(537,000)	1,537,000
Payments to acquire treasury stock	(458,341)	(328,422)	(941,515)
Dividends paid	(1,639,849)	(1,577,182)	(1,356,303)
Debentures converted to cash	-0-	(12,000)	-0-
Net cash provided by financing activities	14,974,423	32,692,371	17,529,088
Net (decrease) increase in cash and cash equivalents	(663,135)	8,589,888	(6,605,617)
Cash and cash equivalents			
Beginning	14,700,415	6,110,527	12,716,144
Ending	$14,037,280	$14,700,415	$ 6,110,527
SUPPLEMENTAL SCHEDULE OF CASH PAID DURING THE YEAR			
Interest	$ 6,723,525	$ 8,728,177	$ 8,681,753
Income taxes	$ 1,008,514	$ 839,149	$ 679,038
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Unrealized gain on securities available-for-sale	$ 1,452,263	$ 75,101	$ 339,361
Other real estate owned acquired in settlement of loans	$ 181,782	$ 319,005	$ 391,015
Investments in limited partnership			
(Increase) decrease in limited partnerships	($ 274,759)	($ 304,163)	$ 24,740
Increase in contributions payable	730,808	383,286	-0-
	$ 456,049	$ 79,123	$ 24,740
Debentures:			
Decrease in subordinated debentures	$ 1,000	$ 19,000	$ -0-
Debentures converted to common stock	(1,000)	(7,000)	-0-
Debentures redeemed for cash	$ -0-	$ 12,000	$ -0-
Dividends paid:			
Dividends declared	$ 2,274,997	$ 2,265,934	$ 2,154,289
Decrease (increase) in dividends payable attributable to dividends declared	157,000	(32,132)	435
Dividends reinvested	(792,148)	(656,620)	(798,421)
	$ 1,639,849	$ 1,577,182	$ 1,356,303
Stock dividends	$ 2,798,870	$ 1,803,162	$ -0-

Community Bancorp. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

The accounting policies of Community Bancorp. and Subsidiaries ("Company") are in conformity with U. S. generally accepted accounting principles and general practices within the banking industry. The following is a description of the more significant policies.

Basis of presentation and consolidation

The consolidated financial statements include the accounts of Community Bancorp. and its wholly owned subsidiaries, Community National Bank (Community) and Liberty Savings Bank (Liberty). All significant intercompany accounts and transactions have been eliminated.

Nature of operations

The Company provides a variety of financial services to individuals and corporate customers through its branches in northeastern and central Vermont, which is primarily a small business and agricultural area. The Company's primary deposit products are checking and savings accounts and certificates-of-deposit. Its primary lending products are commercial, real estate, and consumer loans.

Concentration of risk

The Company's operations are affected by various risk factors, including interest-rate risk, credit risk, and risk from geographic concentration of lending activities. Management attempts to manage interest rate risk through various asset/liability management techniques designed to match maturities of assets and liabilities. Loan policies and administration are designed to provide assurance that loans will only be granted to credit-worthy borrowers, although credit losses are expected to occur because of subjective factors and factors beyond the control of the Company. Although the Company has a diversified loan portfolio and economic conditions are stable, most of its lending activities are conducted within the geographic area where it is located. As a result, the Company and its borrowers may be especially vulnerable to the consequences of changes in the local economy. Note 2 discusses the types of securities the Bank invests in, and Note 3 discusses the types of lending in which the Bank engages. In addition, a substantial portion of the Company's loans are secured by real estate.

Use of estimates

The preparation of consolidated financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and deferred tax assets. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The amount of the change that is reasonably possible cannot be estimated.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Presentation of cash flows

For purposes of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), federal funds sold (generally purchased and sold for one day periods), and overnight deposits.

Investment securities

Investment securities purchased and held primarily for resale in the near future are classified as trading. Trading securities are carried at fair value with unrealized gains and losses included in earnings. Debt securities the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale. Investments classified as available-for-sale are carried at fair value with unrealized gains and losses net of tax and reclassification adjustment reported as a net amount in other comprehensive income. The specific identification method is used to determine realized gains and losses on sales of securities available-for-sale. Premiums and discounts are recognized in interest income using the interest method over a period to maturity or call date.

Restricted equity securities

Restricted equity securities are comprised of Federal Reserve Bank stock and Federal Home Loan Bank stock. These securities are carried at cost. As a member of the Federal Reserve Bank (FRB), the Company is required to invest in FRB stock in an amount equal to 3% of Community National Bank's capital stock and surplus.

As a member of the Federal Home Loan Bank, the Company is required to invest in $100 par value stock of the Federal Home Loan Bank in an amount that approximates 1% of unpaid principal balances on qualifying loans. The stock is nonmarketable, and when redeemed, the Company would receive from the Federal Home Loan Bank an amount equal to the par value of the stock.

Loans held for sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. All sales are made without recourse. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan interest income is accrued daily on the outstanding balances. The accrual of interest is discontinued when a loan is specifically determined to be impaired or when the loan is delinquent 90 days and management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Any unpaid interest previously accrued on those loans is reversed from income. Interest income is generally not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are generally applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. Loans are charged off when collection of principal is considered doubtful. Past due status is determined on a contractual basis.

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is generally amortizing these amounts over the contractual life.

Allowance for loan losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's periodic evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Bank premises and equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over their estimated useful lives. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation, is eliminated from the accounts and the resulting gains or losses are reflected in the income statement. Maintenance and repairs are charged to current expense as incurred and the cost of major renewals and betterments are capitalized.

Other real estate owned

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Company's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. Adjustments to the Company's deferred tax assets are recognized as deferred income tax expense or benefit based on management's judgments relating to the realizability of such asset.

Foreign currency transactions

Foreign currency (principally Canadian) amounts are translated to U.S. dollars. The U.S. dollar is the functional currency and therefore translation adjustments are recognized in income. Total translation adjustments, including adjustments on foreign currency transactions, are immaterial.

Mortgage servicing

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying the rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Pension costs

Pension costs are charged to salaries and employee benefits expense and are funded as accrued.

Advertising costs

The Company expenses advertising costs as incurred.

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects at December 31 are as follows:

	2002	2001	2000
Change in unrealized holding gains (losses) on available-for-sale securities	$1,420,952	($ 95,798)	$358,143
Reclassification adjustment for gains (losses) realized in income	31,311	170,899	(18,782)
Net unrealized gains	1,452,263	75,101	339,361
Tax effect	(493,769)	(25,534)	(115,383)
Net of tax amount	$ 958,494	$ 49,567	$223,978

Earnings per common share

Earnings per common share amounts are computed based on the weighted average number of shares of common stock outstanding during the period (retroactively adjusted for stock splits and stock dividends) and reduced for shares held in treasury.

Off-balance-sheet financial instruments

In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Fair values of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Restricted equity securities: The carrying amounts of these securities approximate their fair values.

Loans and loans held for sale: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate residential, commercial real estate, and rental property mortgage loans, and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amounts reported in the balance sheet for loans that are held for sale approximate their market values. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits and borrowed funds: The fair values disclosed for demand deposits (for example, checking and savings accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit and debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates and debt to a schedule of aggregated contractual maturities on such time deposits and debt.

Short-term borrowings: The carrying amounts reported in the balance sheets for federal funds purchased approximate their fair values. These borrowings are short-term and due on demand.

Other liabilities: Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

Accrued interest: The carrying amounts of accrued interest approximates their fair values.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Recent accounting pronouncements

The FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FAS Nos. 137 and 138, which became effective for years beginning after June 15, 2000. This Statement established new accounting and reporting standards for derivative instruments and hedging activities. It required that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those derivatives at fair value. The accounting for the gains or losses resulting in the changes of value of those derivatives will depend on the intended use of the derivatives and whether it qualifies for hedge accounting.

Concurrent with the adoption of the Statement and as permitted by its provisions, on March 27, 2001, debt securities classified as held-to-maturity with a carrying value of $7,043,461 and fair value of $7,127,400 were reclassified as securities available-for-sale. As of December 31, 2001, some of these securities had been sold with resulting realized net gains of $80,864 included in the income statement caption "Security gains and (losses)". As of December 31, 2002, the remaining securities have all matured with no realized gain or loss.

The FASB recently issued SFAS No. 141, *Business Combinations*. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting, and prohibits the use of the pooling-of-interests method for such transactions. The new standard also requires identified intangible assets acquired in a business combination be recognized as an asset apart from goodwill if they meet certain criteria. Adoptions of SFAS No. 141 has had no material impact on the Company's consolidated financial statements.

The FASB issued Statement No. 142, *Goodwill and Other Intangible Assets*, which is effective for fiscal years beginning after December 15, 2001. This Statement establishes guidelines on how intangible assets that are acquired individually or with a group of other assets (other than those acquired in a business combination) are accounted for in financial statements. Goodwill and intangible assets that have indefinite lives will not be amortized but rather will be evaluated at least annually for impairment by comparing the fair value of those assets with their recorded amounts. The remaining goodwill associated with the acquisition of Liberty Savings Bank was expensed during the second quarter of 2002. This expense amounted to $245,575 included in the income statement caption "Other operating expenses". Unamortized goodwill amounted to $-0- as of December 31, 2002 (see Note 21).

The FASB has also issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*. SFAS No. 144 amends accounting and reporting standards for the disposal of segments of a business and addresses various issues related to the accounting for impairments or disposals of long-lived assets. The provisions of SFAS No. 144 are effective for the Company's fiscal year ending December 31, 2002. Adoption of SFAS No. 144 had no material impact on the Company's consolidated financial statements.

Reclassification

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the current year presentation.

Note 2. Investment Securities

Securities available-for-sale (AFS) and held-to-maturity (HTM) consist of the following:

Securities AFS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002				
U. S. Government and agency securities	$30,352,824	$1,295,205	$ 6,737	$31,641,292
Corporate debt securities	9,229,628	241,929	38,045	9,433,512
	$39,582,452	$1,537,134	$ 44,782	$41,074,804
December 31, 2001				
U. S. Government and agency securities	$23,129,935	$ 276,095	$142,818	$23,263,212
Corporate debt securities	9,343,488	32,424	125,612	9,250,300
	$32,473,423	$ 308,519	$268,430	$32,513,512
Securities HTM				
December 31, 2002				
U. S. Government and agency securities	$13,064,133	$ 390,328	$ -0-	$13,454,461
States and political subdivisions	25,904,981	-0-	-0-	25,904,981
	$38,969,114	$ 390,328	$ -0-	$39,359,442
December 31, 2001				
U. S. Government and agency securities	$19,087,603	$ 504,798	$181,601	$19,410,800
States and political subdivisions	21,556,878	-0-	-0-	21,556,878
	$40,644,481	$ 504,798	$181,601	$40,967,678

Investment securities with a carrying amount of $18,305,028 and $34,207,566 and a fair value of $18,889,483 and $34,740,513 at December 31, 2002 and 2001, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Proceeds from the sale of securities available-for-sale amounted to $14,060,000 in 2002, $13,147,578 in 2001, and $9,987,892 in 2000. Realized gains from sales of investments available-for-sale were $2,212 in 2002, $120,190 in 2001, and $1,391 in 2000. Realized losses were $-0- in 2002, $783 in 2001, and $20,173 in 2000. Realized gains of $29,099 and $51,492 were recognized in 2002 and 2001, respectively, on securities held-to-maturity due to call features exercised prior to maturity on certain debt securities.

The carrying amount and estimated fair value of securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The scheduled maturities of securities available-for-sale at December 31, 2002 were as follows:

	Amortized Cost	Fair Value
Due in one year or less	$ -0-	$ -0-
Due from one to five years	30,560,058	31,579,687
Due from five to ten years	9,022,394	9,495,117
	$39,582,452	$41,074,804

The maturities of securities held-to-maturity at December 31, 2002 were as follows:

	Amortized Cost	Fair Value
Due in one year or less	$22,508,446	$22,508,446
Due from one to five years	9,632,075	9,821,646
Due from five to ten years	5,762,705	5,963,462
Due after ten years	1,065,888	1,065,888
	$38,969,114	$39,359,442

Included in the caption "States and Political Subdivisions" are securities of local municipalities carried at $25,904,981 and $21,530,221 at December 31, 2002 and 2001, respectively, which are attributable to private financing transactions arranged by the Company. There is no established trading market for these securities and, accordingly, the carrying amount of these securities has been reflected as their fair value. The Company anticipates no losses on these securities and expects to hold them until their maturity.

Note 3. Loans

The composition of net loans at December 31 is as follows:

	2002	2001
Commercial	$ 19,222,027	$ 13,771,308
Real estate - Construction	7,438,922	3,365,082
Real estate - Mortgage	150,573,954	148,689,042
Installment and other	23,678,587	24,216,949
	200,913,490	190,042,381
Deduct:		
Allowance for loan losses	2,155,789	2,007,408
Unearned net loan fees	879,501	951,194
	3,035,290	2,958,602
	$197,878,200	$187,083,779

Total unamortized premiums on purchased loans totaled $-0- and $66,979 at December 31, 2002 and 2001, respectively, and are included in the "Installment and other" caption.

Commercial and mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances of commercial and mortgage loans serviced for others were $84,979,942, $57,675,883, and $51,351,638 at December 31, 2002, 2001, and 2000, respectively. Mortgage servicing rights of $326,280, $89,913, and $25,672 were capitalized in 2002, 2001, and 2000, respectively. Amortization of mortgage servicing rights was $115,528, $69,381, and $48,564 in 2002, 2001, and 2000, respectively. Gain realized on the sale of loans amounted to $344,584, $10,858, and $19,962, respectively.

The total recorded investment in impaired loans as determined in accordance with U. S. generally accepted accounting principles approximated $500,000 and $334,157 at December 31, 2002 and 2001, respectively. These loans were subject to allowances for loan losses of approximately $160,237 and $16,429 that represented the total allowance for loan losses related to impaired loans at December 31, 2002 and 2001, respectively. The average recorded investment in impaired loans amounted to approximately $251,812, $277,551, and $470,107 for the years ended December 31, 2002, 2001, and 2000, respectively. Cash receipts on impaired loans amounted to $81,688, $185,404, and $151,110 in 2002, 2001, and 2000, respectively, of which $57,695, $185,404, and $125,268, respectively, were applied to the principal balances of the loans.

In addition, the Company had other nonaccrual loans of approximately $1,131,330 and $1,237,102 at December 31, 2002 and 2001, respectively, for which impairment had not been recognized. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $263,171, $150,720, and $117,954 for the years ended December 31, 2002, 2001, and 2000, respectively. The total recorded investment in loans past due ninety days or more and still accruing interest approximated $357,000 and $59,000 at December 31, 2002 and 2001, respectively.

The Company is not committed to lend additional funds to debtors with impaired, nonaccrual or modified loans.

Note 4. Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2002	2001	2000
Balance, beginning	$2,007,408	$1,796,810	$1,714,763
Provision for loan losses	326,000	410,000	384,000
Recoveries of amounts charged off	119,120	138,820	136,422
	2,452,528	2,345,630	2,235,185
Amounts charged off	(296,739)	(338,222)	(438,375)
Balance, ending	$2,155,789	$2,007,408	$1,796,810

Note 5. Bank Premises and Equipment

The major classes of bank premises and equipment and accumulated depreciation at December 31 are as follows:

	2002	2001
Land	$ 350,612	$ 100,612
Buildings and improvements	3,796,261	3,795,496
Furniture and equipment	6,572,644	5,878,101
Leasehold improvements	717,650	697,516
	11,437,167	10,471,725
Less accumulated depreciation	(6,144,570)	(5,604,312)
	$ 5,292,597	$ 4,867,413

Depreciation included in occupancy and equipment expense amounted to $560,978, $566,018, and $576,642 for the years ended December 31, 2002, 2001, and 2000, respectively.

The Company occupies leased quarters at five branch office locations under operating leases expiring in various years through 2022 with options to renew.

Minimum future rental payments under non-cancelable operating leases having original terms in excess of one year as of December 31, 2002 for each of the next five years and in aggregate are:

2003	$ 165,762
2004	175,926
2005	153,069
2006	102,368
2007	103,639
Subsequent to 2007	984,042
	$1,684,806

Total rental expense amounted to $163,193, $139,307, and $102,327 for the years ended December 31, 2002, 2001, and 2000, respectively.

Included in the above minimum future rental payments under noncancelable operating leases are provisions for a 20-year lease entered into by the Company for land and premises located in Barre, Vermont. The Company is currently committed to fund the construction of a building on this land for a new branch. Total construction costs are estimated to be $2,000,000.

Note 6. Other Real Estate Owned

A summary of foreclosed real estate at December 31 is as follows:

	2002	2001
Other real estate owned	$ -0-	$ 60,000
Less allowance for losses on OREO	-0-	-0-
Other real estate owned, net	$ -0-	$ 60,000

Changes in the allowance for losses on OREO for the years ended December 31 were as follows:

	2002	2001	2000
Balance, beginning	$ -0-	$263,006	$251,546
Provision for losses	-0-	44,824	23,343
Charge-offs, net	0-	(307,830)	(11,883)
Balance, ending	$ -0-	$ -0-	$263,006

Note 7. Other Investments

The Company purchased various partnership interests in limited partnerships. These partnerships were established to acquire, own and rent residential housing for low and moderate income Vermonters located in northeastern Vermont.

These investments, which are included in other assets, are recorded at cost and adjusted for the Company's proportionate share of the partnership's undistributed earnings or losses. Under the effective yield method, the tax credits allocated, net of any deferred tax provisions, are recognized in the income statement as a component of income taxes attributable to continuing operations. Amortization of the investment in the limited partnerships is recognized as a component of "other operating expenses". The carrying values of these investments were $1,180,376 and $905,618 at December 31, 2002 and 2001, respectively. The provision for undistributed net losses of the partnerships charged to earnings was $708,473, $127,758, and $86,141 for 2002, 2001, and 2000, respectively.

Prior to March 31, 2002, Community National Bank operated a trust department through which it offered personal fiduciary services. As of such date, the Bank transferred its trust operations to a newly formed Vermont-chartered nondepository trust and investment management affiliate, Community Financial Services Group, LLC based in Newport, Vermont ("CFSG"). The Bank's ownership interest in CFSG is held indirectly through Community Financial Services Partners, LLC, a Vermont limited liability company ("Partners") that owns 100% of the limited liability company equity interests of CFSG. On April 1, 2002, the Bank sold a one-third interest in Partners to each of the National Bank of Middlebury in Middlebury, Vermont, and Guaranty Bancorp, Inc., the bank holding company parent of Woodsville Guaranty Savings Bank in Woodsville, New Hampshire. As of such date, the Bank retained a one-third ownership interest in Partners and, indirectly, in CFSG. Partners and CFSG are not consolidated subsidiaries of the Company.

Note 8. Deposits

The following is a maturity distribution of time certificates of deposit at December 31, 2002:

Maturing in 2003	$ 48,357,281
Maturing in 2004	15,048,378
Maturing in 2005	18,448,369
Maturing in 2006	10,336,360
Maturing in 2007 and thereafter	9,905,160
	$102,095,548

A maturity distribution of time certificates of deposit in denominations of $100,000 or more at December 31, 2002 is as follows:

Three months or less	$ 758,486
Over three months through six months	3,148,926
Over six months through twelve months	2,561,080
Over twelve months	14,122,590
	$20,591,082

Note 9. Borrowed Funds

Borrowings from the Federal Home Loan Bank of Boston (FHLB) for the years ended December 31 were as follows:

	2002	2001
FHLB term borrowing, 4.78% fixed rate, payable January 18, 2011, callable January 16, 2003 and quarterly thereafter	$5,000,000	$5,000,000
Community Investment Program borrowing, 7.57% fixed rate, payable November 16, 2007	30,000	30,000
Community Investment Program borrowing, 7.67% fixed rate, payable November 16, 2012	10,000	10,000
Community Investment Program borrowing, 7.16% fixed rate, payable November 16, 2002	-0-	15,000
	$5,040,000	$5,055,000

Principal maturities of borrowed funds as of December 31, 2002 are as follows:

2003	$ -0-
2004	-0-
2005	-0-
2006	-0-
2007	30,000
Thereafter	5,010,000
	$5,040,000

The Company also maintains a $4,301,000 IDEAL Way Line of Credit with the Federal Home Loan Bank of Boston. Outstanding advances under this line were $-0- at December 31, 2002 and 2001, respectively. Interest on these borrowings is chargeable at a rate determined daily by the Federal Home Loan Bank and payable monthly.

Under a separate agreement, the Bank has the authority to collateralize public unit deposits, up to their borrowing capacity, with letters of credit issued by the Federal Home Loan Bank. As of December 31, 2002, the Bank's potential borrowing capacity is approximately $120 million, reduced by outstanding advances. At December 31, 2002, $33,381,000 was pledged as collateral for these deposits. A fee is charged to the Bank quarterly based on the average daily balance outstanding at a rate of 20 basis points.

Note 10. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase amounted to $14,069,026 and $19,833,510 as of December 31, 2002 and 2001, respectively. These agreements are collateralized by U. S. government and agency securities and U. S. Treasury notes with a carrying value of $17,298,115 and $28,206,581 and a fair value of $17,846,382 and $28,567,613 at December 31, 2002 and 2001, respectively. These securities pay interest at rates between 3.65% and 8.00% and mature at varying dates through 2011.

The average daily balance of these repurchase agreements approximated $12,603,469 and $14,888,258 during 2002 and 2001, respectively. The maximum borrowings outstanding on these agreements at any month-end reporting period of the Bank were $15,775,133 and $23,287,776 in 2002 and 2001, respectively. These repurchase agreements mature daily and carry interest rates ranging from 1.01% to 2.01%. The securities underlying these agreements are held in safekeeping at the Federal Reserve Bank.

Borrowings from the Federal Home Loan Bank are secured by a blanket lien on qualified collateral consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities, and other qualified assets. Qualified collateral for these borrowings approximated $154,315,000 and $135,843,000 as of December 31, 2002 and 2001, respectively.

Note 11. Subordinated Debentures

On September 1, 1984, the Company issued $750,000 of 11% convertible debentures due August 1, 2004. The notes are subordinated to all other indebtedness of the Company. At December 31, 2002 and 2001, $-0- and $1,000, respectively, remained outstanding.

Note 12. Income Taxes

The Company prepares its federal income tax return on a consolidated basis (see Note 1). Federal income taxes are allocated to members of the consolidated group based on taxable income.

Federal income tax expense for the years ended December 31 was as follows:

	2002	2001	2000
Currently paid or payable	$1,012,961	$873,967	$802,079
Deferred	(88,010)	1,509	(26,119)
	$ 924,951	$875,476	$775,960

Total income tax expense differed from the amounts computed at the statutory federal income tax rate of 34 percent primarily due to the following at December 31:

	2002	2001	2000
Computed "expected" tax expense	$1,416,074	$1,248,922	$1,087,449
Tax exempt interest	(331,865)	(252,470)	(270,988)
Disallowed interest	39,573	35,124	40,229
Partnership tax credits	(288,934)	(169,990)	(93,169)
Other	90,103	13,890	12,439
	$ 924,951	$ 875,476	$ 775,960

The deferred income tax provision consisted of the following items for the years ended December 31:

	2002	2001	2000
Depreciation	$70,549	$ 27,406	$ 4,026
Loan fees	12,084	27,143	14,573
Mortgage servicing	71,656	6,981	(7,783)
Deferred compensation	(69,854)	(36,429)	(45,489)
Bad debts	(72,608)	(66,398)	(19,629)
Limited partnerships	(53,251)	77,312	32,649
Nonaccrual loan interest	1,064	(12,020)	9,680
OREO	-0-	89,422	(3,896)
Other	(47,650)	(111,908)	(10,250)
	($88,010)	$ 1,509	($26,119)

Listed below are the significant components of the net deferred tax asset (liability) at December 31:

	2002	2001
Components of the deferred tax asset:		
Bad debts	$ 580,951	$508,343
Unearned loan fees	23,479	35,563
Nonaccrual loan interest	136,598	137,662
Deferred compensation	269,489	199,635
Other	82,261	49,257
Total deferred tax asset	1,092,778	930,460
Valuation allowance	-0-	-0-
Total deferred tax asset, net of valuation allowance	1,092,778	930,460
Components of the deferred tax liability:		
Depreciation	235,968	165,419
Limited partnerships	228,260	281,511
Mortgage servicing rights	145,033	73,377
Unrealized gain on securities available-for-sale	507,400	13,630
Total deferred tax liability	1,116,661	533,937
Net deferred tax (liability) asset	($ 23,883)	$396,523

U. S. generally accepted accounting principles allow for the recognition and measurement of deductible temporary differences (including general valuation allowances) to the extent that it is more likely than not that the deferred tax asset will be realized.

Net deferred tax (liabilities) assets are included in the caption "Accrued interest and other liabilities" and "Other assets" on the balance sheets at December 31, 2002 and 2001, respectively.

Note 13. Pension Plan

The Company has a discretionary defined contribution plan covering all employees who meet certain age and service requirements. Due to the nature of the plan, defined contribution, there is no unfunded past service liability. The provisions for pension expense were $323,375, $285,105, and $284,596 for 2002, 2001, and 2000, respectively.

Note 14. Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees, interest rate caps and floors written on adjustable rate loans, and commitments to sell loans. Such instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate caps and floors written on adjustable rate loans, the contract or notional amounts do not represent exposure to credit loss. The Company controls the credit risk of their interest rate cap agreements through credit approvals, limits, and monitoring procedures.

The Company generally requires collateral or other security to support financial instruments with credit risk.

	Contract or ---Notional Amount---	
	2002	2001
Financial instruments whose contract amount represent credit risk:		
Commitments to extend credit	$12,923,782	$19,495,158
Standby letters of credit and commercial letters of credit	$ 164,000	$ 65,000
Credit card arrangements	$ 7,039,753	$ 6,585,013

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2002, the Bank has binding loan commitments at fixed rates approximating $2,100,000 that are included in commitments to extend credit.

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counter-party. Collateral held varies but may include real estate, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Company enters into a variety of interest rate contracts, including interest rate caps and floors written on adjustable rate loans in managing its interest rate exposure. Interest rate caps and floors on loans written by the Company enable customers to transfer, modify, or reduce their interest rate risk.

Note 15. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims and legal proceedings. In the opinion of the Company's management, after consulting with the Company's legal counsel, any liabilities resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Note 16. Transactions with Related Parties

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Aggregate loan transactions with related parties as of December 31 were as follows:

	2002	2001
Balance, beginning	$631,464	$415,665
New loans	367,173	607,501
Repayments	(278,006)	(391,702)
Balance, ending	$720,631	$631,464

Total deposits with related parties approximated $984,979 and $815,015 at December 31, 2002 and 2001, respectively.

Note 17. Deferred Compensation Plans

The Company maintains a deferred compensation plan and retirement plan for its directors and a deferred supplemental employee retirement plan for key employees of the Company. These employees and directors are general creditors of the Company with respect to these benefits. The benefits accrued under the Company's deferred compensation plans were $458,780 and $411,022 at December 31, 2002 and 2001, respectively. The expense associated with these plans was $59,759, $57,695, and $82,923 for the years ended December 31, 2002, 2001, and 2000, respectively.

Benefits accrued under the Company's deferred supplemental employee retirement plan were $333,835 and $177,710 at December 31, 2002 and 2001, respectively. The expense associated with this plan was $156,125, $62,720, and $59,170 for the years ended December 31, 2002, 2001, and 2000, respectively.

Note 18. Restrictions on Cash and Due From Banks

The Company is required to maintain reserve balances in cash with Federal Reserve Banks. The totals of those reserve balances were approximately $2,879,000 and $1,755,000 at December 31, 2002 and 2001, respectively.

The nature of the Bank's business requires that it maintain amounts due from banks that, at times, may exceed federally insured limits. The balance in these accounts at December 31 is as follows:

	2002	2001
Noninterest-bearing accounts	$ 470,064	$ 678,132
Federal Reserve Bank	6,743,082	5,781,998
Federal funds sold	5,079,647	6,019,178

No losses have been experienced in these accounts. In addition, the Company was required to maintain contracted clearing balances of $275,000 at December 31, 2002 and 2001.

Note 19. Regulatory Matters

The Company (on a consolidated basis) and the Bank (Community National Bank) are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's categories.

The Company's and the Bank's actual capital amounts and ratios (000's omitted) are also presented in the table.

			Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Actual Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total capital (to risk weighted assets)						
Consolidated	$26,828	15.91%	$13,487	8.0%	N/A	N/A
Subsidiary (Community National Bank)	$25,350	15.04%	$13,484	8.0%	$16,855	10.0%
Tier I capital (to risk weighted assets)						
Consolidated	$24,720	14.66%	$ 6,743	4.0%	N/A	N/A
Subsidiary (Community National Bank)	$23,243	13.79%	$ 6,742	4.0%	$10,113	6.0%
Tier I capital (to average assets)						
Consolidated	$24,720	7.97%	$12,407	4.0%	N/A	N/A
Subsidiary (Community National Bank)	$23,243	7.49%	$12,406	4.0%	$15,507	5.0%
As of December 31, 2001:						
Total capital (to risk weighted assets)						
Consolidated	$25,071	16.30%	$12,307	8.0%	N/A	N/A
Subsidiary (Community National Bank)	$23,975	15.59%	$12,305	8.0%	$15,381	10.0%
Tier I capital (to risk weighted assets)						
Consolidated	$23,147	15.05%	$ 6,154	4.0%	N/A	N/A
Subsidiary (Community National Bank)	$22,051	14.34%	$ 6,153	4.0%	$ 9,229	6.0%
Tier I capital (to average assets)						
Consolidated	$23,147	8.31%	$11,135	4.0%	N/A	N/A
Subsidiary (Community National Bank)	$22,051	7.92%	$11,133	4.0%	$13,916	5.0%

The Bank is restricted as to the amount of dividends that can be paid. Dividends declared by national banks that exceed net income for the current and preceding two years must be approved by the OCC. Regardless of formal regulatory restrictions, the Bank may not pay dividends that would result in its capital levels being reduced below the minimum requirements shown above.

Note 20. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2002	
	Carrying Amount	Fair Value
Financial assets:		
Cash and cash equivalents	$ 14,037,280	$ 14,037,280
Securities held-to-maturity	38,969,114	39,359,442
Securities available-for-sale	41,074,804	41,074,804
Restricted equity securities	1,309,050	1,309,050
Loans and loans held-for-sale, net	204,047,217	208,179,894
Accrued interest receivable	1,744,805	1,744,805
Financial liabilities:		
Deposits	260,921,630	262,044,719
Repurchase agreements	14,069,026	14,069,026
Borrowed funds	5,040,000	5,237,810
Accrued interest payable	208,816	208,816

	December 31, 2001	
	Carrying Amount	Fair Value
Financial assets:		
Cash and cash equivalents	$ 14,700,415	$ 14,700,415
Securities held-to-maturity	40,644,481	40,967,678
Securities available-for-sale	32,513,512	32,513,512
Restricted equity securities	1,224,650	1,224,650
Loans and loans held-for-sale, net	190,197,245	191,561,882
Accrued interest receivable	1,744,133	1,744,133
Financial liabilities:		
Deposits	238,069,533	239,548,863
Repurchase agreements	19,833,510	19,833,510
Borrowed funds	5,055,000	4,605,000
Accrued interest payable	252,431	252,431

The estimated fair values of deferred fees on commitments to extend credit and letters of credit were immaterial at December 31, 2002 and 2001.

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions, except for borrowed funds which consist of long-term debt and subordinated debentures.

Note 21. Intangibles

Pursuant to the Company's purchase of 100% of the stock of Liberty Savings Bank, a New Hampshire guaranty savings bank, the excess of the purchase price paid over the assets acquired was amortized on a straight-line basis over 15 years. Unamortized goodwill amounted to $-0- and $251,286 as of December 31, 2002 and 2001, respectively, and is included in "Other Assets" on the balance sheet. As discussed in Note 1, amortization of goodwill in 2002 includes recognition of impairment expenses associated with the adoption of SFAS No. 142. Amortization expense was $251,286, $22,844, and $22,844 for the years ended December 31, 2002, 2001, and 2000, respectively.

Note 22. Condensed Financial Information (Parent Company Only)

The following financial statements are for Community Bancorp. (Parent Company Only), and should be read in conjunction with the consolidated financial statements of Community Bancorp. and Subsidiaries.

COMMUNITY BANCORP. (PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash	$ 221,175	$ 4,895
Investment in Subsidiary - Community National Bank	24,228,410	22,099,537
Investment in Subsidiary - Liberty Savings Bank	1,637,349	1,889,083
Other assets	30,226	37,169
Total assets	$26,117,160	$24,030,684
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Other liabilities	$ -0-	$ 13,800
Dividends payable	412,058	569,058
Subordinated convertible debentures	-0-	1,000
Total liabilities	412,058	583,858
Stockholders' equity		
Common stock, $2.50 par value; 6,000,000 shares authorized, 3,939,078 shares issued at December 31, 2002 (including 188,676 shares issued February 1, 2003) and 3,706,674 shares issued at December 31, 2001	9,847,694	9,266,686
Additional paid-in capital	16,423,022	13,412,012
Retained earnings	625,932	2,459,827
Accumulated other comprehensive income	984,953	26,459
Less treasury stock, at cost (2002 - 182,377 shares; 2001 - 150,065 shares)	(2,176,499)	(1,718,158)
Total stockholders' equity	25,705,102	23,446,826
Total liabilities and stockholders' equity	$26,117,160	$24,030,684

The investment in the subsidiary banks is carried under the equity method of accounting. The investment and cash, which is on deposit with the Bank, has been eliminated in consolidation.

COMMUNITY BANCORP. (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Revenues			
Dividends			
Bank subsidiary - Community National Bank	$2,380,000	$1,652,000	$2,653,000
Total revenues	2,380,000	1,652,000	2,653,000
Expenses			
Interest on long-term debt	-0-	706	2,200
Administrative and other	88,899	108,614	91,007
Total expenses	88,899	109,320	93,207
Income before applicable income tax and equity in undistributed net income of subsidiaries	2,291,101	1,542,680	2,559,793
Applicable income tax (benefit)	(30,226)	(37,169)	(31,690)
Income before equity (deficit) in undistributed net income of subsidiaries	2,321,327	1,579,849	2,591,483
Equity (deficit) in undistributed net income - Subsidiaries	918,645	1,217,976	(169,062)
Net income	$3,239,972	$2,797,825	$2,422,421

Note 22. Condensed Financial Information (Parent Company Only) continued

COMMUNITY BANCORP. (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$3,239,972	$2,797,825	$2,422,421
Adjustments to reconcile net income to net cash provided by operating activities			
(Equity) deficit in undistributed net income of subsidiaries	(918,645)	(1,217,976)	169,062
Decrease (increase) in income taxes receivable	6,943	(5,479)	(14,091)
(Decrease) increase in other liabilities	(13,800)	13,433	-0-
Net cash provided by operating activities	2,314,470	1,587,803	2,577,392
CASH FLOWS FROM FINANCING ACTIVITIES			
Purchase of treasury stock	(458,341)	(328,422)	(941,515)
Debentures redeemed for cash	-0-	(12,000)	-0-
Dividends paid	(1,639,849)	(1,577,182)	(1,356,303)
Net cash used for financing activities	(2,098,190)	(1,917,604)	(2,297,818)
Net (decrease) increase in cash	216,280	(329,801)	279,574
Cash			
Beginning	4,895	334,696	55,122
Ending	$ 221,175	$ 4,895	$ 334,696
SUPPLEMENTAL SCHEDULE OF CASH PAID (RECEIVED) DURING THE YEAR			
Interest	$ -0-	$ 1,073	$ 2,200
Income taxes	($ 37,169)	($ 31,690)	($ 17,599)
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Unrealized gain (loss) on securities available-for-sale	$1,452,263	$ 75,101	$ 339,361
Debentures			
Decrease in subordinated debentures payable	$ 1,000	$ 19,000	$ -0-
Debentures converted to common stock	(1,000)	(7,000)	-0-
Debentures redeemed for cash	$ -0-	$ 12,000	$ -0-
Dividends paid:			
Dividends declared	$2,274,997	$2,265,934	$2,154,289
Decrease (increase) in dividends payable attributable to dividends declared	157,000	(32,132)	435
Dividends reinvested	(792,148)	(656,620)	(798,421)
	$1,639,849	$1,577,182	$1,356,303
Stock dividends	$2,798,870	$1,803,162	$ -0-

Note 23. Quarterly Financial Data (Unaudited)

A summary of financial data for the four quarters of 2002, 2001, and 2000 is presented below:

COMMUNITY BANCORP. AND SUBSIDIARIES

	Quarters in 2002 ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
Interest income	$4,569,700	$4,584,951	$4,604,929	$4,619,048
Interest expense	1,793,377	1,691,977	1,648,130	1,546,426
Provision for loan losses	132,000	94,000	50,000	50,000
Securities gains (loss)	3,648	-0-	27,663	-0-
Other operating expenses	2,572,473	2,585,323	2,594,852	2,774,355
Net income	615,924	948,460	801,209	874,379
Earnings per common share	0.17	0.25	0.21	0.24

	Quarters in 2001 ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
Interest income	$4,769,266	$4,750,476	$4,733,901	$4,790,609
Interest expense	2,367,798	2,220,408	2,085,309	1,912,955
Provision for loan losses	90,000	90,000	60,000	170,000
Securities gains (loss)	29,644	124,795	10,095	6,365
Other operating expenses	2,190,350	2,241,075	2,276,735	2,010,372
Net income	488,917	640,976	654,867	1,013,065
Earnings per common share	0.13	0.17	0.18	0.27

	Quarters in 2000 ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
Interest income	$4,177,223	$4,457,402	$4,814,499	$4,985,646
Interest expense	1,830,627	2,012,649	2,394,506	2,551,352
Provision for loan losses	162,000	96,000	63,000	63,000
Securities gains (loss)	(11,507)	-0-	(7,275)	-0-
Other operating expenses	2,008,774	1,971,934	1,976,764	1,970,965
Net income	433,625	648,664	632,348	707,784
Earnings per common share	0.12	0.17	0.17	0.19

Note 24. Other Income and Other Expenses

The components of other income and other expenses which are in excess of one percent of total revenues in any of the three years disclosed are as follows:

	2002	2001	2000
Income			
Income from sold loans	$ 548,369	$ 152,469	$ 50,863
Gain from sale of Trust Department	617,355	-0-	-0-
Other	1,048,280	660,070	661,983
	$2,214,004	$ 812,539	$ 712,846
Expenses			
Printing and supplies	$ 245,964	$ 235,160	$ 216,966
State deposit tax	260,000	228,400	243,333
Loss on limited partnership	708,473	127,758	86,141
Goodwill amortization	251,286	22,844	22,844
Other	2,576,630	2,361,106	2,097,616
	$4,042,353	$2,975,268	$2,666,900

Note 25. Subsequent Events

Effective December 10, 2002, the Company declared the following dividends: (i) a cash dividend of $0.16 per share payable February 1, 2003 to shareholders of record as of January 15, 2003, and (ii) a 5% stock dividend payable February 1, 2003 to shareholders of record as of January 15, 2003. These dividends have been recorded as of the declaration date. Per share data for all periods presented have been restated to reflect these dividends.

Management's Discussion and Analysis of the Results of Operations

For the Year Ended December 31, 2002

FORWARD-LOOKING STATEMENTS

The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements about the results of operations, financial condition and business of the Company and its subsidiaries. When used therein, the words "believes," "expects," "anticipates," "intends," "estimates," "plans," "predicts," or similar expressions, indicate that management of the Company is making forward-looking statements.

Forward-looking statements are not guarantees of future performance. They necessarily involve risks, uncertainties and assumptions. Future results of the Company may differ materially from those expressed in these forward-looking statements. Although these statements are based on management's current expectations and estimates, many of the factors that could influence or determine actual results are unpredictable and not within the Company's control. In addition, the Company does not undertake to, and disclaims any obligation to, publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence or anticipated occurrence of events or circumstances after the date of this Report. The Company claims the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995.

Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities: (1) competitive pressures increase among financial service providers in the Company's northern New England market area or in the financial services industry generally, including competitive pressures from nonbank financial service providers, from increasing consolidation and integration of financial service providers, and from changes in technology and delivery systems; (2) interest rates change in such a way as to reduce the Company's margins; (3) general economic or monetary conditions, either nationally or regionally, are less favorable than expected, resulting in a deterioration in credit quality or a diminished demand for the Company's products and services; and (4) changes in laws or government rules, or the way in which courts interpret those laws or rules, adversely affect the Company's business.

OVERVIEW

Community Bancorp. is a holding company whose subsidiaries include Community National Bank ("The Bank") and Liberty Savings Bank ("Liberty"). Community National Bank is a full service institution operating eight branch offices, covering four counties in Northern and Central Vermont. On May 29, 2001, The Bank opened its most recent branch office in Montpelier, Vermont. This office operates as a full service institution, serving the Barre-Montpelier area. The performance of this office continues to be better than anticipated with average deposits totaling approximately $7.7 million and average loans reported at $10.8 million as of December 31, 2002. In December of 2002, the Company filed an application with the OCC requesting permission to establish a branch office in the town of Barre, Vermont. Permission was granted, and plans are underway for this project. Liberty Savings Bank is a New Hampshire guaranty savings bank acquired by Community Bancorp. in 1997. Presently, this bank remains inactive, and shares the mailing address of Community Bancorp.

As announced in a press release during the first quarter of 2002, the Company sold its trust operations to a newly established trust and investment company known as Community Financial Services Group, LLC. This new venture is formed jointly with the National Bank of Middlebury in Vermont and Guaranty Bancorp, the holding company for Woodsville Guaranty Savings Bank in New Hampshire. Each institution houses an office staffed with full-time professional advisors offering trust, investment management, estate, tax and retirement planning services to individuals, non-profits and businesses. Upon regulatory approval, the business began operations on April 1, 2002. As anticipated, the Company recognized a gain on this transaction of $617,355 before taxes.

Most of the Bancorp's business is conducted through Community National Bank; therefore, the following narrative is based primarily on this Bank's operations, while the financial information disclosed in various tables are consolidated figures for Community Bancorp. and subsidiaries. The tables beginning on page 42 help to provide a visual comparison of the information disclosed throughout this narrative.

RESULTS OF OPERATIONS

Income before taxes of $971,251 are reported for the fourth quarter of 2002 compared to $1.3 million for the fourth quarter of 2001 and $894,344 for the same quarter of 2000. This translates to a decrease of $354,848 or 26.8% for 2002 versus 2001 and an increase of $431,755 or 48.3% for 2001 versus 2000. Year-end figures presented are $4.2 million for 2002, with an increase of $491,622 or 13.4% over the $3.7 million reported for 2001, leading to an increase of $474,920 or 14.9% over the 2000 figure of $3.2 million. The calendar year of 2002 ended with a 15.8% increase in earnings over the calendar year of 2001, and 33.8% over the calendar year of 2000, with earnings of $3.2 million for 2002 compared to $2.8 million for 2001, and $2.4 million for 2000. The sale of the Company's trust operations, mentioned previously, as well as an increase in secondary market activity are key components of the increase for 2002 compared to 2001 and 2000. These earnings resulted in earnings per share of $0.87, $0.75, and $0.65, respectively.

INTEREST INCOME VERSUS INTEREST EXPENSE (NET INTEREST INCOME)

Net interest income represents the difference between interest earned on loans and investments versus the interest paid on deposits and other sources of funds (i.e. other borrowings). Changes in net interest income result from changes in the level and mix of earning assets, and sources of funds (volume) and from changes in the yield earned and costs of funds (rate). Table A and B at the end of this narrative provides a visual analysis for the comparison of interest income versus interest expense. These figures, which include earnings on tax-exempt investment securities, are stated on a tax equivalent basis with an assumed rate of 34%.

Net interest income was $12.2 million, $10.8 million, and $10.1 million, respectively for the years-ended 2002, 2001, and 2000. Net interest spread, the difference between the yield on interest earning assets versus interest bearing liabilities, was 3.87% for 2002, 3.72% for 2001, and 3.58% for 2000. Interest differential, defined as net interest income divided by average earning assets, reported ratios of 4.32% for 2002, 4.36% for 2001, and 4.30% for 2000.

Growth of the balance sheet, and low non-performing assets have contributed to increased spread in the low rate environment of 2001 and 2002. However, during 2003 we anticipate a decrease in the spread, as the asset base continues to reprice to the lower rates faster than funding costs can be reduced.

Interest income of $18.88 million, $19.43 million and $18.85 million were reported as of the end of 2002, 2001, and 2000, respectively, amounting to a decrease of 2.8% for 2002 compared to 2001, and an increase of 2.7% for 2001 compared to 2000. Interest income from loans accounts for approximately 80% of interest income, reporting $14.5 million for 2002, $15.5 million for 2001, and $14.5 million for 2000, with average yields of 7.36%, 8.55%, and 8.80%, respectively. Although an increase in the average volume of loans is noted, the rate charged on these assets has decreased throughout the comparison period clearly supporting the decrease in interest earned from 2001 to 2002. The effects of the decreases in the prime rate throughout 2001 are evident as the portfolios mature or reprice at the lower interest rates.

Interest expense decreased from $8.8 million at the end of 2000 to $8.6 million as of year-end 2001 and then to $6.7 million as of December 31, 2002. This translates to decreases of 2.3% for 2001 versus 2000 and 22.2% for 2002 versus 2001. Interest expense on time deposits accounts for approximately 55% of interest expense with figures for the comparison period totaling $5.0 million for 2000, $5.2 million for 2001, and $3.7 million for 2002, with average yields of 5.43%, 5.27%, and 3.68%, respectively. As the portfolio of time deposits matures or reprices, decreases are noted in the rates paid to compensate for the decrease in rates on earning assets in order to maintain an adequate spread. Maintaining spreads will be even more challenging if rates remain flat or decrease.

CHANGES IN FINANCIAL CONDITION

The Company had total average assets of $296 million as of December 31, 2002 and $259 million as of December 30, 2001. Average earning assets were reported at $283 million at the end of 2002, including average loans of $197 million and average investment securities of $81 million. Average earning assets of $249 million were reported at the end of 2001, including average loans of $182 million and average investments of $58 million. Interest rates on loans remained favorable to the consumer, accounting for a significant portion of the increase in volume in the loan portfolio.

Table E on page 46 of this discussion provides a visual comparison of the breakdown of assets and liabilities as well as stockholders' equity for the comparison period.

Average interest-bearing liabilities at December 31, 2002 were $238 million, with $100 million in average time deposits and $82 million in average NOW and money market funds. At December 31, 2001, average interest bearing liabilities of almost $210 million were reported, including average time deposits of $99 million and average NOW and money market funds of $57 million. The new NOW account product available to municipalities (described below) has been a huge success since its introduction in 2001, and is a contributing factor to the increase in those funds.

Repurchase agreements ended the years of 2002 and 2001 at average volumes of $12.6 million and $15.9 million, respectively, resulting in a decrease of $3.3 million. As required, securities from our investment portfolio are pledged against these agreements amounting to $17,542,616 at December 31, 2002, and $28,436,229 at December 31, 2001. The decrease in repurchase agreements can be attributed to a shift in municipal deposits to a new NOW product called Government Agency Accounts. The Government Agency Accounts are collateralized with an Irrevocable Letter of Credit from the Federal Home Loan Bank of Boston. These accounts are available only for Public Unit Deposits, therefore only available to our municipal customers. The benefit of the program for the Company is to reduce the amount of pledged securities required, thereby increasing liquidity.

RISK MANAGEMENT

Liquidity Risk- Liquidity management refers to the ability of the Company to adequately cover fluctuations in assets and liabilities. Meeting loan demand (assets) and covering the withdrawal of deposit funds (liabilities) are two key components of the liquidity management process. The repayment of loans and growth in deposits are two of the major sources of liquidity. Our time deposits greater than $100,000 increased from $18 million at the end of 2001, to $20.6 million as of December 31, 2002. Other time deposits increased from $79.5 million to $81.5 million for the same time period. A review of these deposits indicates that any changes are generated locally and regionally, and by established customers of the Company. The Company has no brokered deposits.

The Company believes that a portion of the increase in deposits is due to the current economic environment, as customers seek a safe haven for their money. This has created a high level of liquidity that the Company considers temporary. The Company has purchased assets, primarily 3-5 year agencies, attempting to maximize yields and maintain adequate liquidity.

Our gross loan portfolio increased $10.9 million or by 5.7% to end the 2002 calendar year at $201 million compared to $190 million a year ago. Loans held for sale increased from just over $3 million at the end of 2001 to $6.2 million as of December 31, 2002. The Company's portfolio of Available for Sale securities increased $8.6 million in one year, from $32.5 million to just over $41 million as of year-end 2002. Additionally, as of December 31, 2002, the Company held in its investment portfolio treasuries and agencies classified as Held to Maturity with a book value of $39 million, compared to $41 million a year ago. Both of these types of investments mature at monthly intervals as shown on the gap analysis enclosed in this discussion.

The Company has a credit line with FHLB with an available balance of $4.3 million. Interest is chargeable at a rate determined daily approximately 25 basis points higher than the rate paid on fed funds sold. Additional borrowing capacity of approximately $120 million through the FHLB is secured by the Company's qualifying loan and investment portfolio. As of December 31, 2002, the Company had an advance of just over $5 million against the $120 million line with no advances against the $4.3 million. Under a separate agreement, the Company has the authority to collateralize public unit deposits (Government Agency Accounts mentioned above) up to its FHLB borrowing capacity ($120 million less outstanding advances) with letters of credit issued by the FHLB. At December 31, 2002, approximately $33 million was pledged as collateral for these deposits. Interest is charged to the Company quarterly based on the average daily balance outstanding at a rate of 20 basis points. As of December 31, 2002, an average daily balance of approximately $14.6 million was reported.

Credit Risk - A primary concern of management is to reduce the exposure of credit loss within the portfolio. Management follows established underwriting guidelines, and any exceptions to policy must be approved by a lender with higher authority than the lender originating the loan. The adequacy of the loan loss coverage is reviewed quarterly by the risk management committee of the Board of Directors. This committee meets to discuss, among other matters, potential exposures, historical loss experience, and overall economic conditions. Existing or potential problems are noted and addressed by senior management in order to assess the risk of probable loss or delinquency. A variety of loans are reviewed periodically by an independent firm in order to assure accuracy of the Banks internal risk ratings and compliance with various internal policies and procedures, as well as those set by the regulatory authorities. The Bank also employs a Credit Administration Officer whose duties include monitoring and reporting on the status of the loan portfolio including delinquent and non-performing loans.

Specific allocations are made in situations management feels are at a greater risk for loss. A quarterly review of various qualitative factors, including levels of, and trends in, delinquencies and non-accruals and national and local economic trends and conditions, helps to ensure that areas with potential risk are noted and coverage increased or decreased to reflect current trends in delinquencies and non-accruals. Residential mortgage loans make up the largest part of the loan portfolio and have the lowest historical loss ratio helping to alleviate overall risk.

Tables F, G and H provide comparisons of the breakdown of the loan portfolio as well as a five-year history of the allowance for loan losses including chargeoffs, recoveries and provisions.

Allowance for Loan Losses and Provisions - The valuation allowance for loan losses as of December 31, 2002 of $2.2 million constitutes 1.04% of the total loan portfolio. In management's opinion, this is both adequate and reasonable in view of the fact that $121 million, or 58.5% of the total loan portfolio is secured by 1-4 family residences, and $43 million, or 20.8% is secured by commercial real estate properties. In management's opinion, a loan portfolio consisting of 79.3% in residential and commercial real estate secured mortgage loans is more stable and less vulnerable than a portfolio with a higher concentration of unsecured commercial and industrial loans or personal loans.

A comparison of non-performing assets for December 31, 2002 and 2001 reveals an increase of $297,691 or 17.6%, from $1.7 million to just under $2 million. Non-accruing loans increased $60,072 or by 3.8%, loans past due 90 days or more increased $297,619. The Company was pleased to report that the only remaining OREO property was sold during the last month of 2002 to end the year with no OREO properties.

Non-performing assets as of December 31, were made up of the following:

	2002	2001
Non-accruing loans	$1,631,330	$1,571,258
Loans past due 90 days or more and still accruing	356,874	59,255
Other real estate owned	0	60,000
Total	$1,988,204	$1,690,513

Management continues to monitor the allowance for loan losses very carefully with the reserve currently approximating one percent of total eligible loans. The Northeast Kingdom is known for being on the lower end of the economic scale, and as such sees a direct impact in times of economic uncertainty. In view of this, the Company will always maintain its conservative approach to the review process for reserve requirements and adjust accordingly for any changes.

Other real estate owned consists of property the Company has acquired in lieu of foreclosure or through normal foreclosure proceedings, and property the Company does not hold title to, but is in actual control of, known as in-substance foreclosure. The value of the property is determined prior to transferring the balance to other real estate owned. The balance transferred is the lesser of the appraised value of the property, less cost to sell, or the book value of the loan. A write-down may be deemed necessary to bring the loan balance to a level equal to the appraised value prior to including it in OREO. Appraisals are then done periodically thereafter charging any additional write-downs to the appropriate expense account.

Market Risk and Asset and Liability Management - Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. The Company does not have any market risk sensitive instruments acquired for trading purposes. The Company's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. Management actively monitors and manages its interest rate risk exposure and attempts to structure the balance sheet to maximize net interest income while controlling its exposure to interest rate risk. The Company's Asset/Liability Committee formulates strategies to manage interest rate risk by evaluating the impact on earnings and capital of such factors as current interest rate forecasts and economic indicators, potential changes in such forecasts and indicators, liquidity, and various business strategies. The Asset/Liability Committee's methods for evaluating interest rate risk include an analysis of the Company's interest rate sensitivity "gap", which provides a static analysis of the maturity and repricing characteristics of the entire balance sheet, and a simulation analysis which calculates projected net interest income based on alternative balance sheet and interest rate scenarios, including "rate shock" scenarios involving immediate substantial increases or decreases in market rates of interest.

Interest Rate Sensitivity "Gap" Analysis An interest rate sensitivity "gap" is defined as the difference between the interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market interest rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

The following tables set forth the estimated maturity or repricing of the Company's interest- earning assets and interest-bearing liabilities at December 31, 2002, and December 31, 2001. The Company prepares its interest rate sensitivity "gap" analysis by scheduling assets and liabilities into periods based upon the next date on which such assets and liabilities could mature or reprice. The amounts of assets and liabilities shown within a particular period were determined in accordance with the contractual term of the assets and liabilities, except that:

- Adjustable rate loans and certificates of deposit are included in the period when they are first scheduled to adjust and not in the period in which they mature;
- Fixed rate loans reflect scheduled contractual amortization, with no estimated prepayments;
- NOW, money markets, and savings deposits, which do not have contractual maturities, reflect estimated levels of attrition, which are based on studies by the Company of the sensitivity of each such category of deposit, to changes in interest rates.

Management believes that these assumptions approximate actual experience and considers them reasonable. However, the interest rate sensitivity of the Company's assets and liabilities in the tables could vary substantially if different assumptions were used or actual experience differs from the historical experiences on which the assumptions are based. The asset/liability management process includes quarterly back testing of the assumptions to test for reasonableness.

GAP ANALYSIS
Community Bancorp. & Subsidiaries
December 31, 2002
Cumulative repriced within:

Dollars in thousands, by repricing date	3 Months or less	4 to 12 Months	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Interest sensitive assets:						
Federal funds sold	2,100	0	0	0	0	2,100
Overnight deposits	2,980	0	0	0	0	2,980
Investments -						
Available for Sale(1)	0	0	18,066	13,514	9,495	41,075
Held to Maturity	708	22,033	3,686	5,897	6,645	38,969
Restricted equity securities	0	0	0	0	1,309	1,309
Loans(2)	46,225	47,906	47,029	17,298	46,994	205,452
Total interest sensitive assets	52,013	69,939	68,781	36,709	64,443	291,885
Interest sensitive liabilities:						
Certificates of deposit	12,331	44,227	25,339	20,199	0	102,096
Money markets	113	32,380	0	0	24,000	56,493
Regular savings	0	7,737	0	0	30,000	37,737
Now and super now accounts	0	0	0	0	32,293	32,293
Borrowed funds	0	0	0	30	5,010	5,040
Repurchase agreements	14,069	0	0	0	0	14,069
Total interest sensitive liabilities	26,513	84,344	25,339	20,229	91,303	247,728
Net interest rate sensitivity gap	25,500	(14,405)	43,442	16,480	(26,860)	
Cumulative net interest rate sensitivity gap	25,500	11,095	54,537	71,017	44,157	
Cumulative net interest rate sensitivity gap as a percentage of total assets	8.25%	3.59%	17.64%	22.97%	14.28%	
Cumulative interest sensitivity gap as a percentage of total interest-earning assets	8.74%	3.80%	18.68%	24.33%	15.13%	
Cumulative interest earning assets as a percentage of cumulative interest-bearing liabilities	196.18%	110.01%	140.04%	145.40%	117.82%	

(1) The Company may sell investments available for sale with a fair value of $41,074,804.
(2) Loan totals exclude non-accruing loans amounting to $1,631,330.

GAP ANALYSIS
Community Bancorp. & Subsidiaries
December 31, 2001
Cumulative repriced within:

Dollars in thousands, by repricing date	3 Months or less	4 to 12 Months	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Interest sensitive assets:						
Federal funds sold	4,800	0	0	0	0	4,800
Overnight deposits	1,219	0	0	0	0	1,219
Investments -						
Available for Sale(1)	3,032	10,256	5,181	5,996	8,049	32,514
Held to Maturity	2,227	18,307	3,458	1,703	14,949	40,644
Restricted equity securities	0	0	0	0	1,225	1,225
Loans(2)	33,333	51,484	44,345	18,306	44,117	191,585
Total interest sensitive assets	44,611	80,047	52,984	26,005	68,340	271,987
Interest sensitive liabilities:						
Certificates of deposit	16,296	58,002	15,574	7,633	0	97,505
Money markets	1,167	31,594	0	0	20,000	52,761
Regular savings	0	5,060	0	0	28,000	33,060
Now and super now accounts	0	0	0	0	24,018	24,018
Borrowed funds	0	15	0	30	5,010	5,055
Repurchase agreements	19,834	0	0	0	0	19,834
Total interest sensitive liabilities	37,297	94,671	15,574	7,663	77,028	232,233
Net interest rate sensitivity gap	7,314	(14,624)	37,410	18,342	(8,688)	
Cumulative net interest rate sensitivity gap	7,314	(7,310)	30,100	48,442	39,754	
Cumulative net interest rate sensitivity gap as a percentage of total assets	2.53%	-2.53%	10.43%	16.78%	13.77%	
Cumulative interest sensitivity gap as a percentage of total interest-earning assets	2.69%	-2.69%	11.07%	17.81%	14.62%	
Cumulative interest earning assets as a percentage of cumulative interest-bearing liabilities	119.61%	94.46%	120.40%	131.21%	117.12%	

(1) The Company may sell investments available for sale with a fair value of $32,513,512.
(2) Loan totals exclude non-accruing loans amounting to $1,571,258.

INVESTMENT SECURITIES

Accounting standards require banks to recognize all appreciation or depreciation of investments classified as either trading securities or available for sale either through the income statement or on the balance sheet even though a gain or loss has not been realized. Securities classified as "trading securities" are marked to market with any gain or loss charged to income. The Company does not have any trading securities. Securities classified as "held-to-maturity" are to be held at book value. Securities classified as "available-for-sale" are marked to market with any gain or loss after taxes charged to the equity portion of the balance sheet. These figures amounted to an unrealized gain after taxes of $984,953 at the end of 2002 compared to $26,459 for 2001. As economic conditions decline and other market rates decrease, the value of debt securities increases. The Company holds many investments with yields greater than available in the current market, thereby increasing the market value creating the increase in unrealized gains.

The Company had $1.31 million and $1.22 million in restricted equity securities for the 2002 and 2001 comparison periods, respectively. In addition, at December 31, 2002, the Company had $39.6 million in investments classified as available-for-sale comprising of $27.1 million of U.S. Government Agencies, $3.3 million of U.S. Treasuries, and $9.2 million in Corporate Bonds, compared to $32.5 million, which consisted of $16 million of U.S. Government Agencies, $7.2 of U.S. Treasuries, and $9.3 million in Corporate Bonds at December 31, 2001.

Our Investment Portfolios at the respective years' ends were as follows:

December 31, 2002:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government & agency securities				
Available-for-sale	$30,352,824	$1,295,205	$ 6,737	$31,641,292
Held-to-maturity	13,064,133	390,328	0	13,454,461
Corporate Bonds				
Available-for-sale	9,229,628	241,929	38,045	9,433,512
States & political subdivisions				
Held-to-maturity	25,904,981	0	0	25,904,981
	$78,551,566	$1,927,462	$ 44,782	$80,434,246
December 31, 2001:				
U.S. Government & agency securities				
Available-for-sale	$23,129,935	$ 276,095	$142,818	$23,263,212
Held-to-maturity	19,087,603	504,798	181,601	19,410,800
Corporate Bonds				
Available-for-sale	9,343,488	32,424	125,612	9,250,300
States & political subdivisions				
Held-to-maturity	21,556,878	0	0	21,556,878
	$73,117,904	$ 813,317	$450,031	$73,481,190

Realized gains from sales of investments available-for-sale amounted to $2,212 in 2002, $120,190 in 2001, and $1,391 in 2000. Realized losses from sales of investments available-for-sale amounted to $0 in 2002, $783 in 2001 and $20,173 in 2000. Realized gains of $29,099 and $51,492 were recognized in 2002 and 2001, respectively, on securities held-to-maturity due to call features exercised prior to maturity on certain debt securities.

The following is an analysis of the maturities and yields of investment securities as defined: (Available for Sale, fair value; Held to Maturity, book value)

December 31,	2002		2001		2000	
U.S. Treasury & Agency Obligations						
Available for Sale	Fair Value	Wtd. Ave. Rate	Fair Value	Wtd. Ave. Rate	Fair Value	Wtd. Ave. Rate
Due within 1 year	0	0.00%	13,288	6.30%	9,028	6.37%
Due after 1 year within 5 years	22,146	4.98%	2,995	5.04%	10,118	6.21%
Due after 5 years within 10 years	9,495	5.94%	6,980	5.97%	0	0.00%
Total	31,641	5.27%	23,263	6.04%	19,146	6.28%
Held to Maturity	Book Value	Wtd. Ave. Rate	Book Value	Wtd. Ave. Rate	Book Value	Wtd. Ave. Rate
Due within 1 year	0	0.00%	2,008	6.25%	5,667	5.40%
Due after 1 year within 5 years	8,032	6.16%	4,052	4.48%	12,056	6.38%
Due after 5 years within 10 years	5,032	6.55%	13,028	6.90%	10,954	7.60%
Total	13,064	6.31%	19,088	6.32%	28,677	6.66%
Obligations of State & Political Subdivisions (1)						
Held to Maturity	Book Value	Wtd. Ave. Rate	Book Value	Wtd. Ave. Rate	Book Value	Wtd. Ave. Rate
Due within 1 year	22,509	2.98%	18,526	3.95%	10,875	7.26%
Due after 1 year within 5 years	1,600	4.19%	1,109	4.52%	1,000	7.50%
Due after 5 years within 10 years	730	5.21%	806	5.25%	445	8.09%
Due after 10 years	1,066	6.19%	1,116	6.35%	1,200	9.92%
Total	25,905	3.25%	21,557	4.15%	13,520	7.54%
Corporate Bonds						
Available for Sale	Fair Value	Wtd. Ave. Rate	Fair Value	Wtd. Ave. Rate	Fair Value	Wtd. Ave. Rate
Due after 1 year within 5 years	9,434	6.34%	8,181	6.29%	0	0.00%
Due after 5 years within 10 years	0	0.00%	1,069	6.88%	0	0.00%
Total	9,434	6.34%	9,250	6.35%	0	0.00%
Restricted Equity Securities						
Total Restricted Equity Securities	1,309	3.99%	1,225	5.65%	1,142	7.76%

(1) Income on Obligations of State and Political Subdivisions is stated on a tax equivalent basis assuming a 34 percent tax rate. Also included are taxable industrial development bonds (VIDA) with a fair value of $0 as of December 31, 2002, $26,657 as of December 31, 2001, and $60,626 as of December 31, 2000 with respective yields of 0%, 2.60%, and 6.09%.

BANK PREMISES AND EQUIPMENT

Major classes of bank premises and equipment and the total accumulated depreciation are as follows:

December 31,	2002	2001
Land	$ 350,612	$ 100,612
Buildings and improvements	3,796,261	3,795,496
Furniture and equipment	6,572,644	5,878,101
Leasehold improvements	717,650	697,516
	11,437,167	10,471,725
Less accumulated depreciation	(6,144,570)	(5,604,312)
	$5,292,597	$4,867,413

A parcel of land was purchased in 2002 adjacent to the Company's main office for future expansion. The purchase price was $250,000 with a note payable to the seller for $150,000 at a rate of 5.5%, with annual payments due over a three-year term.

During 2002, a significant investment was made in imaging equipment to provide state of the art resources to our customers through electronic channels. This investment indicates a commitment to increasing efficiencies through the use of advanced technology. Other major purchases of furniture and equipment were for further expansion in the Barre-Montpelier area.

Depreciation included in occupancy and equipment expense amounted to $560,978, $566,018, and $576,642 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company currently leases five of the eight buildings it occupies. These leased offices are in Island Pond, Newport, Barton, St. Johnsbury, and Montpelier, Vermont. The lease for the proposed Barre office is located on North Main Street in Barre. The operating leases for the five other locations expire in various years through 2022 with options to renew.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year, as of December 31, 2002, for each of the next five years and in aggregate are:

2003	$165,762
2004	175,926
2005	153,069
2006	102,368
2007	103,639
Subsequent to 2007	984,042
Total	$1,684,806

EFFECTS OF INFLATION

Rates of inflation affect the reported financial condition and results of operations of all industries, including the banking industry. The effect of monetary inflation is generally magnified in bank financial and operating statements because, as costs and prices rise, cash and credit demands of individuals and businesses increase, and the purchasing power of net monetary assets declines.

OTHER OPERATING INCOME AND EXPENSES

Other operating income figures of $722,984, $628,817, and $494,018 are reported for the fourth quarters ended 2002, 2001, and 2000, respectively. Other income accounts for most of the increase throughout the comparison periods, with income of $472,814 for 2002, $250,275 for 2001 and $171,001 for 2000. The heavy volume of loans sold in the secondary market helped to boost earnings during the fourth quarter of 2002 as well as 2001, with income on sold loans including service fees totaling $326,317 and $124,431, respectively. Originations of loans sold to the secondary market amounted to $44.2 million and $17.1 million, respectively, in 2002 and 2001. Income from sold loans increased accordingly with $548,369 in service fee income and $203,642 in net point fee income for the 12 months of 2002, compared to $152,469 and $157,509, respectively, for the same period in 2001. This represents an increase of 143%. Other operating income of $3.3 million for the 12 months of 2002 resulted in an increase of $975,157 or 41.6% over the $2.34 million reported for the same period in 2001, which increased 25.7% over the $1.87 million for 2000. The $617,355 gain recognized for the sale of the Company's trust operations accounts for the biggest portion of the increase for 2002, while security gains of $170,899 accounts for the biggest portion of the increase for 2001.

Other operating expense figures of $2.77 million, $2.01 million and $1.97 million are reported for the fourth quarters ended 2002, 2001, and 2000, respectively, resulting in increases of 38% for 2002 versus 2001 and 2% for 2001 versus 2000. Losses of $307,973 were booked during the fourth quarter of 2002 relating to various limited partnership programs. These programs, or investments as they are generally referred to, involve low income housing projects throughout the Bank's servicing area, and offer a range of tax advantages for all participants. The Bank amortizes its investments in these limited partnerships under the effective yield method, resulting in the asset being amortized consistent with the periods in which the Bank receives the tax benefit. Investment in limited partnerships with qualified rehabilitation credits results in a large portion of the benefit received in the form of tax credits in the first year, resulting in a lower tax expense. Consistent with applying the effective yield method, amortization of the asset is also proportionately larger in the first year. Salaries and wages increased accordingly for 2002 and 2001 with the opening of the Montpelier office in 2001 and the increase in staff in 2002. Total other operating expenses ended the 2002 fiscal year at $10.5 million, an increase of $1.8 million or 20.7% over the 2001 fiscal year figure of $8.7 million, which increased $790,095 or 10% over the 2000 fiscal year of $7.9 million. Other expenses tallied the most substantial increase during 2002. During the second quarter of 2002, the Company chose to expense the remaining goodwill associated with the acquisition of Liberty Savings Bank. This amounted to expenses totaling $245,575, contributing to the overall increase during 2002. Salaries and wages accounts for the biggest increase for the 2001 versus 2000 comparison period, at $367,335 or 12.6%.

Many of the components of other operating expenses are estimated on a yearly basis and accrued in monthly installments. In an attempt to present accurate figures on the statement of income for any interim period, these expenses are reviewed quarterly by senior management to ensure that monthly accruals are accurate, and any necessary adjustments are made at that time.

APPLICABLE INCOME TAXES

Provisions for income taxes for the fourth quarters ended 2002, 2001, and 2000 are reported at $96,872, $313,035, and $186,562, respectively. Provisions for income taxes for each fiscal year are reported at $924,951, $875,476, and $775,960, respectively, for 2002, 2001, and 2000. The increase in computed tax expense is consistent with increased earnings, tax expense has been reduced for the tax credits of $288,934 for the 2002 tax year, $169,990 for 2001 and $93,169 for 2000 received on investments in limited partnerships mentioned above.

Return on average assets (ROA), which measures how effectively a corporation uses its assets to produce earnings, reported ratios of 1.09%, 1.07%, and .99%, respectively for the fiscal years 2002, 2001 and 2000. Return on average equity (ROE), which is the ratio of income earned to average shareholders' equity was 13.33% for 2002, 12.12% for 2001, 10.92% for 2000. Table A on page 42 shows these ratios as well as other equity ratios.

CAPITAL RESOURCES

On April 11, 2000, the Company issued a press release announcing authorization for the Company to acquire up to 6% or 205,000 shares of its outstanding common stock at current market prices. Total shares bought back through the end of year 2002 totaled 151,939 and the repurchase price paid for these shares ranged from $9.75 per share in May of 2000 to $14.50 per share in June of 2002, the most recent sale date. On October 15, 2002, the Company announced plans for 200,000 additional shares to be added to the approximately 48,061 shares remaining in the current stock buyback program.

A cash dividend of $0.16 per share was paid in each of the four quarters of 2002 with the most recent paid on November 1, 2002 to shareholders of record as of October 15, 2002. These dividends of $0.16 per share for the quarter and $0.64 for the year are equal to the cash dividends paid in 2001 and 2000. A cash dividend of $0.16 per share and a 5% stock dividend were declared in 2002, payable on February 1, 2003 to shareholders of record as of January 15, 2003. As a result of this stock dividend, all per share data for the previous quarters and years have been restated.

Stockholders' equity at December 31, 2001, was $23,446,826, with a book value of $6.28 per share. It increased through earnings of $3,239,972, the sale of common stock of $631,067 through our dividend reinvestment program and debenture conversions, and $958,494 through adjustments for the valuation allowance of securities. It decreased through dividends paid totaling $2,273,147 and purchases of treasury stock of $456,110 through the stock buyback program and redemption of fractional shares. Included in other liabilities is an accrual for dividends payable of $570,907. This is related to the dividends declared in 2002, mentioned in the previous paragraph. Additionally, the DRIP shares created as a result of the cash dividend increased the value of the sale of common stock by $162,081. In December of 2001 the Company announced a cash dividend payable in February of 2002, requiring an accrual of $569,057 for the year ended 2001. As of December 31, 2002, stockholders' equity was $25,705,102 with a book value of $6.84 per share. All stockholders' equity is unrestricted.

The Bank, as a National Bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes the Company meets all capital adequacy requirements to which it is subject. As of December 31, 2002 the Company reported risk-weighted assets of $168.6 million compared to $153.8 million at December 31, 2001.

As of December 31, 2002, the Company and its Subsidiaries were deemed well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's category.

The Company's and the Bank's actual capital amounts and ratios (000's omitted) are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes:		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total capital (to risk weighted assets)						
Consolidated	$26,828	15.91%	$13,487	8.0%	N/A	N/A
Subsidiary (Community National Bank)	$25,350	15.04%	$13,484	8.0%	$16,855	10.0%
Tier I capital (to risk weighted assets)						
Consolidated	$24,720	14.66%	$ 6,743	4.0%	N/A	N/A
Subsidiary (Community National Bank)	$23,243	13.79%	$ 6,742	4.0%	$10,113	6.0%
Tier I capital (to average assets)						
Consolidated	$24,720	7.97%	$12,407	4.0%	N/A	N/A
Subsidiary (Community National Bank)	$23,243	7.49%	$12,406	4.0%	$15,507	5.0%
As of December 31, 2001:						
Total capital (to risk weighted assets)						
Consolidated	$25,071	16.30%	$12,307	8.0%	N/A	N/A
Subsidiary (Community National Bank)	$23,975	15.59%	$12,305	8.0%	$15,381	10.0%
Tier I capital (to risk weighted assets)						
Consolidated	$23,147	15.05%	$ 6,154	4.0%	N/A	N/A
Subsidiary (Community National Bank)	$22,051	14.34%	$ 6,153	4.0%	$ 9,229	6.0%
Tier I capital (to average assets)						
Consolidated	$23,147	8.31%	$11,135	4.0%	N/A	N/A
Subsidiary (Community National Bank)	$22,051	7.92%	$11,133	4.0%	$13,916	5.0%

The Company intends to continue the past policy of maintaining a strong capital resource position to support its asset size and level of operations. Consistent with that policy, management will continue to anticipate the Company's future capital needs.

From time to time the Company may make contributions to the capital of either of its subsidiaries, Community National Bank or Liberty Savings Bank. At present, regulatory authorities have made no demand on the Company to make additional capital contributions to either the Bank's or Liberty's capital.

RECENT ACCOUNTING DEVELOPMENTS

Community Bancorp. Adopted Statement of Financial Accounting Standards (SFAF) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAF Nos. 137 and 138, which became effective as of January 1, 2001. Concurrent with adoption of the Standard, and as permitted by its provisions; approximately $7 million of debt securities classified as held to maturity were reclassified as securities available for sale. Through the year ended December 31, 2001, some of the debt securities have been subsequently sold with resulting realized net gains of $80,864 included in the income statement caption "Security gains (losses)". The remaining debt securities matured at different intervals throughout 2002 with no gain or loss resulting.

SFAS No. 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, should not be amortized but should be tested for impairment at least annually. The new standard also eliminates the requirement of banks to maintain separate charters for each state in which branch offices are located. As a result of this new standard, the Company expensed the remaining goodwill associated with the acquisition of Liberty Savings Bank. This expense amounted to $245,575.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation requires the recording at fair value the issuance of guarantees including the issuance of standby letters of credit. Adoption of the Interpretation is not expected to have a material affect on the financial condition, results of operation, earnings per share or cash flows of the Company.

CRITICAL ACCOUNTING POLICIES

The Company's critical accounting policies are considered to be the allowance for loan losses and accounting for significant estimates, including valuation of real estate acquired in foreclosure or satisfaction of loans, and accounting for taxes and deferred tax assets. Each of these issues are discussed in Note 1 to the audited financial statements under Significant Accounting Policies and also discussed on pages 31 and 32 of the Management's Discussion and Analysis of the Results of Operations.

CHANGE IN INDEPENDENT AUDITORS

On December 10, 2002, the Audit Committee informed the Board of Directors that it had approved a change in the Company's external auditors. As of such date the Company elected not to continue the engagement of A.M. Peisch & Company, LLP ("A.M. Peisch"), following completion of the 2002 year-end audit. The Company has engaged the independent auditing firm of Berry, Dunn, McNeil and Parker to serve as the Company's external auditors for 2003, subject to ratification by the Company's shareholders. The Audit Committee and Board are satisfied with the professional competence and standing of A.M. Peisch and did not have any disagreement with A.M. Peisch on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the two most recent fiscal years. A.M. Peisch had not issued a report in the last two fiscal years containing either a disclaimer or an adverse or qualified opinion, nor had A.M. Peisch subsequently modified any of its reports as to uncertainty, audit scope or accounting principles. In accordance with the rules of the Securities and Exchange Commission, A.M. Peisch has furnished a letter to the Company, addressed to the Commission, stating that it agrees with the foregoing statements.

Table A

DEPOSITS

The average daily amount of deposits and rates paid on such deposits is summarized for the last three years.
(Dollars in Thousands)

	December 31					
	2002		2001		2000	
	Amount	Rate	Amount	Rate	Amount	Rate
Non-Interest Bearing Demand Deposits	30,995	0.00%	26,218	0.00%	25,574	0.00%
NOW & Money Market Funds	82,308	2.37%	56,807	3.22%	51,296	3.72%
Savings Deposits	35,952	1.26%	31,708	2.01%	32,696	2.30%
Time Deposits	99,886	3.68%	99,418	5.27%	92,747	5.43%
Total Deposits	249,141	2.44%	214,151	3.60%	202,313	3.81%

Increments of maturity of time certificates of deposit and other time deposits of $100,000 or more issued by domestic offices outstanding on December 31, 2002 are summarized as follows:

Maturity Date	Time Certificates of Deposit
3 Months or Less	758
Over 3 through 6 Months	3,149
Over 6 through 12 Months	2,561
Over 12 Months	14,123
Total	20,591

RETURN ON EQUITY AND ASSETS

The following table shows consolidated operating and capital ratios of the Company for each of the last three years

	December 31		
	2002	2001	2000
Return on Average Assets	1.09%	1.07%	.99%
Return on Average Equity	13.33%	12.12%	10.92%
Dividend Payout Ratio (1)	73.56%	85.33%	98.46%
Ave. Equity to Ave. Assets Ratio	8.21%	8.86%	9.05%

(1) Data for 2001 and 2000 restated to reflect 5% stock dividend declared during the last quarter of 2002.

Table B

AVERAGE BALANCES AND INTEREST RATES

The table below presents the following information: average earning assets (including non-accrual loans) and average interest-bearing liabilities supporting earning assets; and interest income and interest expense as a rate/yield.

(Dollars in Thousands)	2002			2001			2000		
	Average Balance	Income/ Expense	Rate/ Yield	Average Balance	Income/ Expense	Rate/ Yield	Average Balance	Income/ Expense	Rate/ Yield
EARNING ASSETS									
Loans (1)	196,528	14,468	7.36%	181,631	15,523	8.55%	165,176	14,539	8.80%
Taxable Investment Securities	54,085	2,820	5.21%	41,240	2,410	5.84%	48,080	2,835	5.90%
Tax-exempt Investment Securities (2)	26,053	1,479	5.68%	15,693	1,125	7.17%	16,398	1,208	7.37%
Federal Funds Sold	1,852	29	1.57%	5,005	166	3.32%	1,090	67	6.15%
Overnight Deposits	2,937	37	1.26%	3,732	122	3.27%	1,788	104	5.82%
Other Securities (3)	1,297	49	3.78%	1,204	80	6.64%	1,222	92	7.53%
TOTAL	282,752	18,882	6.68%	248,505	19,426	7.82%	233,754	18,845	8.06%
INTEREST-BEARING LIABILITIES									
Savings Deposits	35,952	454	1.26%	31,708	637	2.01%	32,696	752	2.30%
NOW and Money Market Funds	82,308	1,949	2.37%	56,807	1,832	3.22%	51,296	1,907	3.72%
Time Deposits	99,886	3,671	3.68%	99,418	5,236	5.27%	92,747	5,040	5.43%
Other Borrowed Funds	7,305	335	4.59%	5,647	280	4.96%	9,319	601	6.45%
Repurchase Agreements	12,604	271	2.15%	15,888	601	3.78%	9,956	487	4.89%
Subordinated Debentures 11.00%	0	0	0.00%	8	1	8.75%	20	2	
TOTAL	238,055	6,680	2.81%	209,476	8,587	4.10%	196,034	8,789	4.48%
Net Interest Income		12,202			10,839			10,056	
Net Interest Spread(4)			3.87%			3.72%			3.58%
Interest Differential(5)			4.32%			4.36%			4.30%

(1) Included in gross loans are non-accrual loans with an average balance of $1,369,154 for 2002, $1,420,468 for 2001, and $1,344,971 for 2000.

(2) Income on investment securities of state and political subdivisions is stated on a tax equivalent basis (assuming a 34% rate). The amount of adjustment was $502,826 for 2002, $382,531 for 2001, and $410,588 for 2000.

(3) Included in other securities are taxable industrial development bonds (VIDA), with income of $226 for 2002, $2,611 for 2001, and $4,377 for 2000.

(4) Net interest spread is the difference between the yield on earning assets and the rate paid on interest-bearing liabilities.

(5) Interest differential is net interest income divided by average earning assets.

Table C

CHANGES IN INTEREST INCOME AND INTEREST EXPENSE

The following table summarizes the variances in income for the years 2002, 2001, 2000, and 1999 resulting from volume changes in assets and liabilities and fluctuations in rates earned and paid.

(Dollars in Thousands)

RATE VOLUME	2002 vs. 2001 Variance(1) Due to			2001 vs. 2000 Variance(1) Due to			2000 vs. 1999 Variance(1) Due to		
	Rate	Volume	Total Variance	Rate	Volume	Total Variance	Rate	Volume	Total Variance
Income-Earning Assets									
Loans(2)	(2,328)	1,273	(1,055)	(464)	1,448	984	156	1,347	1,503
Taxable Investment Securities	(341)	751	410	(25)	(400)	(425)	223	(103)	120
Tax-exempt Investment Securities (3)	(389)	743	354	(32)	(51)	(83)	113	171	284
Federal Funds Sold	(88)	(49)	(137)	(142)	241	99	35	(111)	(76)
Overnight Deposits	(75)	(10)	(85)	(95)	113	18	20	(49)	(29)
Other Securities	(37)	6	(31)	(11)	(1)	(12)	9	(2)	7
Total Interest Earnings	(3,258)	2,714	(544)	(769)	1,350	581	556	1,253	1,809
Interest-Bearing Liabilities									
Savings Deposits	(268)	85	(183)	(95)	(20)	(115)	(3)	(1)	(4)
NOW and Money Market Funds	(705)	822	117	(280)	205	(75)	272	(21)	251
Time Deposits	(1,590)	25	(1,565)	(167)	363	196	281	(106)	175
Other Borrowed Funds	(27)	82	55	(139)	(182)	(321)	135	263	398
Repurchase Agreements	(259)	(71)	(330)	(176)	290	114	90	345	435
Subordinated Debentures	(1)	0	(1)	(1)	(1)	(2)	0	0	0
Total Interest Expense	(2,850)	943	(1,907)	(858)	655	(203)	775	480	1,255

(1) Items which have shown a year-to-year increase in volume have variances allocated as follows:
Variance due to rate = Change in rate x new volume
Variance due to volume = Change in volume x old rate

Items which have shown a year-to-year decrease in volume have variances allocated as follows:
Variance due to rate = Change in rate x old volume
Variance due to volume = Change in volume x new rate

(2) Total loans are stated before deduction of unearned discount and allowance for loan losses. Interest on non-accrual loans is excluded from income. The principal balances of non-accrual loans are included in calculations of the yield on loans.

(3) Income on tax-exempt securities is stated on a tax equivalent basis. The assumed rate is 34%.

Table D

SELECTED FINANCIAL DATA

(Not covered by Report of Independent Public Accountants)
(Dollars in thousands, except per share data)

Year Ended December 31,	2002	2001	2000	1999	1998
Total Interest Income	18,379	19,044	18,435	16,723	17,072
Less:					
Total Interest Expense	6,680	8,586	8,789	7,535	8,077
Net Interest Income	11,699	10,458	9,646	9,188	8,995
Less:					
Provision for Loan Losses	326	410	384	497	660
Other Operating Income	3,319	2,344	1,865	1,759	1,586
Less:					
Other Operating Expense	10,527	8,719	7,929	7,330	7,021
Income Before Income Taxes	4,165	3,673	3,198	3,120	2,900
Less:					
Applicable Income Taxes (1)	925	875	776	786	710
Net Income	3,240	2,798	2,422	2,334	2,190
Per Share Data: (2)					
Earnings per Share	0.87	0.75	0.65	0.64	0.62
Cash Dividends Declared	0.64	0.64	0.64	0.64	0.60
Weighted Average Number of Common Shares Outstanding	3,736,786	3,722,953	3,721,154	3,648,586	3,560,746
Number of Common Shares Outstanding	3,756,701	3,734,439	3,699,752	3,702,754	3,601,325
Balance Sheet Data:					
Net Loans	204,047	190,197	174,778	150,673	145,827
Total Assets	309,228	288,678	252,785	232,216	225,051
Total Deposits	260,922	238,070	208,385	201,843	197,797
Total Liabilities	283,523	265,231	230,255	210,035	203,049
Borrowed Funds	5,040	5,055	5,592	4,075	4,080
Total Shareholders' Equity	25,705	23,447	22,530	22,181	22,002

(1) Applicable Income Taxes above includes the income tax effect, assuming a 34% tax rate, on securities gains (losses), which totaled $10,646 in 2002, $58,106 in 2001, $(6,386) in 2000, and $0 in each 1999, 1998.

(2) All per share data for calendar years prior to 2002 have been restated to reflect a 5% stock dividend declared in the last quarter of 2002. Per share data for the 1998 calendar year has been restated to reflect a 5% stock dividend paid in the first quarter of 1999.

Table E

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

The following tables summarize various consolidated information and provides a three year comparison relating to the average assets, liabilities, and stockholders' equity.
(Dollars in Thousands)

Year ended December 31,	2002		2001		2000	
ASSETS						
	Balance	%	Balance	%	Balance	%
Cash and Due from Banks						
Non-Interest Bearing	6,676	2.26%	5,808	2.23%	5,279	2.15%
Taxable Investment Securities(1)	54,085	18.27%	41,240	15.83%	48,080	19.61%
Tax-exempt Investment Securities(1)	26,053	8.80%	15,693	6.03%	16,398	6.69%
Other Securities(1)	1,297	0.44%	1,204	0.46%	1,222	0.50%
Total Investment Securities	81,435	27.51%	58,137	22.32%	65,700	26.80%
Overnight Deposits	2,937	0.99%	3,732	1.43%	1,788	0.73%
Federal Funds Sold	1,852	0.63%	5,005	1.92%	1,090	0.45%
Gross Loans	196,528	66.39%	181,631	69.74%	165,176	67.37%
Reserve for Loan Losses and Accrued Fees	(3,093)	-1.05%	(2,864)	-1.10%	(2,713)	-1.11%
Premises and Equipment	4,905	1.66%	4,720	1.81%	4,466	1.82%
Other Real Estate Owned	60	0.02%	196	0.08%	379	0.16%
Other Assets	4,713	1.59%	4,085	1.57%	3,998	1.63%
Total Assets	296,013	100%	260,450	100%	245,163	100%
LIABILITIES						
Demand Deposits	30,995	10.47%	26,218	10.07%	25,574	10.43%
Now and Money Market Accounts	82,308	27.81%	56,807	21.81%	51,296	20.92%
Savings Accounts	35,952	12.15%	31,708	12.17%	32,696	13.34%
Time Deposits	99,886	33.74%	99,418	38.17%	92,747	37.83%
Total Deposits	249,141	84.17%	214,151	82.22%	202,313	82.52%
Other Borrowed Funds	7,305	2.47%	5,647	2.17%	9,319	3.80%
Repurchase Agreements	12,604	4.26%	15,888	6.10%	9,956	4.06%
Other Liabilities	2,651	0.89%	1,672	0.64%	1,380	0.56%
Subordinated Debentures	0	0.00%	8	0.01%	20	0.01%
Total Liabilities	271,701	91.79%	237,366	91.14%	222,988	90.95%
STOCKHOLDERS' EQUITY						
Common Stock	9,336	3.16%	9,214	3.54%	8,559	3.49%
Surplus	13,736	4.64%	13,227	5.08%	11,257	4.59%
Retained Earnings	2,967	1.00%	2,117	0.81%	3,549	1.45%
Less: Treasury Stock	(2,089)	-0.71%	(1,592)	-0.61%	(973)	-0.39%
Accumulated Other Comprehensive Income(1)	362	0.12%	118	0.04%	(217)	-0.09%
Total Stockholders' Equity	24,312	8.21%	23,084	8.86%	22,175	9.05%
Total Liabilities and Stockholders' Equity	296,013	100%	260,450	100%	245,163	100%

(1) FASB No. 115, an accounting method in which securities classified as Held to Maturity are carried at book value and securities classified as Available for Sale are carried at fair value with the unrealized gain (loss), net of applicable income taxes, reported as a net amount in accumulated other comprehensive income. The Company does not carry, nor does it intend to carry, securities classified as Trading Securities.

Table F

NON-ACCRUAL, PAST DUE, AND RESTRUCTURED LOANS

The following table summarizes the bank's past due, non-accrual, and restructured loans:
(Dollars in Thousands)

December 31,	2002	2001	2000	1999	1998
Accruing Loans Past Due 90 Days or More:					
Consumer	16	16	9	77	53
Commercial	1	0	7	0	119
Real Estate	340	43	34	311	246
Total	357	59	50	388	418
Non-accrual Loans	1,631	1,571	1,415	1,758	2,228
Restructured Loans (incl. non-accrual)	0	0	0	0	126
Total Non-accrual, Past Due and Restructured Loans	1,988	1,630	1,465	2,146	2,772
Other Real Estate Owned	0	60	201	435	542
Total Non Performing Loans	**1,988**	**1,690**	**1,666**	**2,581**	**3,314**
Percent of Gross Loans	0.96%	0.87%	0.94%	1.68%	2.23%
Reserve Coverage of Non performing Loans	108.45%	118.82%	107.86%	66.45%	50.06%

When a loan reaches non-accrual status, it is determined that future collection of interest and principal is doubtful. At this point, the Company's policy is to reverse the accrued interest and to discontinue the accrual of interest until the borrower clearly demonstrates the ability to resume normal payments. Our portfolio of non-accrual loans for the years ended 2002, 2001, 2000, 1999, and 1998 are made up primarily of commercial real estate loans and residential real estate loans. Management does not anticipate any substantial effect to future operations if any of these loans are liquidated. Although interest is included in income only to the extent received by the borrower, deferred taxes are calculated monthly, based on the accrued interest of all non-accrual loans. This accrued interest amounted to $401,758 in 2002, $404,880 in 2001, $369,536 in 2000, $398,006 in 1999, and $363,713 in 1998. The Company had total foreign loans of less than one percent in 2002, and has no concentration in any industrial category.

Table G

LOAN PORTFOLIO

The following table reflects the composition of the Company's loan portfolio for years ended December 31:

(Dollars in Thousands)	2002 TOTAL LOANS	2002 % OF TOTAL	2001 TOTAL LOANS	2001 % OF TOTAL	2000 TOTAL LOANS	2000 % OF TOTAL	1999 TOTAL LOANS	1999 % OF TOTAL	1998 TOTAL LOANS	1998 % OF TOTAL
Real Estate Loans										
Construction & Land Development	9,969	4.81%	3,365	1.74%	1,021	0.58%	1,620	1.06%	2,025	1.37%
Farm Land	2,818	1.36%	2,597	1.34%	2,939	1.66%	3,229	2.11%	2,634	1.78%
1-4 Family Residential	121,138	58.50%	116,281	60.20%	107,411	60.50%	98,439	64.22%	98,407	66.34%
Commercial Real Estate	30,277	14.62%	32,924	17.05%	29,133	16.41%	21,223	13.85%	19,555	13.18%
Loans to Finance Agricultural Production	369	0.18%	432	0.22%	646	0.36%	661	0.43%	829	0.56%
Commercial & Industrial	18,846	9.10%	13,340	6.91%	13,989	7.88%	11,527	7.52%	8,767	5.91%
Consumer Loans	23,110	11.16%	23,820	12.33%	22,223	12.52%	16,344	10.66%	16,008	10.79%
All Other Loans	556	0.27%	397	0.21%	164	0.09%	236	0.15%	110	0.07%
Gross Loans	207,083	100%	193,156	100%	177,526	100%	153,279	100%	148,335	100%
Less:										
Reserve for Loan Losses	(2,156)	-1.04%	(2,008)	-1.04%	(1,797)	-1.01%	(1,715)	-1.12%	(1,659)	-1.12%
Deferred Loan Fees	(880)	-0.43%	(951)	-0.49%	(951)	-0.54%	(891)	-0.58%	(849)	-0.57%
Net Loans	204,047	98.53%	190,197	98.47%	174,778	98.45%	150,673	98.30%	145,827	98.31%

MATURITY OF LOANS

The following table shows the estimated maturity of loans (excluding residential properties of 1 - 4 families, consumer loans and other loans) outstanding as of December 31, 2002.

(Dollars in Thousands)

Fixed Rate Loans — Maturity Schedule

	Within 1 Year	1 - 5 Years	After 5 years	Total
Real Estate				
Construction & Land Development	6,903	51	85	7,039
Secured by Farm Land	0	0	635	635
Commercial Real Estate	685	2,706	7,631	11,022
Loans to Finance Agricultural Production	22	27	0	49
Commercial & Industrial Loans	1,111	5,042	1,797	7,950
Total	8,721	7,826	10,148	26,695

Variable Rate Loans

	Within 1 Year	1 - 5 Years	After 5 years	Total
Real Estate				
Construction & Land Development	2,465	465	0	2,930
Secured by Farm Land	1,920	263	0	2,183
Commercial Real Estate	12,465	3,327	3,463	19,255
Loans to Finance Agricultural Production	320	0	0	320
Commercial & Industrial Loans	9,126	1,770	0	10,896
Total	26,296	5,825	3,463	35,584

Table H

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes the Company's loan loss experience for each of the last five years. (Thousands of Dollars)

December 31,	2002	2001	2000	1999	1998
Loans Outstanding End of Period	207,083	193,156	177,526	153,279	148,335
Ave. Loans Outstanding During Period	196,528	181,631	165,176	149,707	150,321
Loan Loss Reserve, Beginning of Period	2,008	1,797	1,715	1,659	1,502
Loans Charged Off:					
Real Estate	55	61	177	227	177
Commercial	5	3	15	41	41
Consumer	237	274	246	281	487
Total	297	338	438	549	705
Recoveries:					
Real Estate	3	5	17	10	65
Commercial	4	7	12	8	17
Consumer	112	127	107	90	120
Total	119	139	136	108	202
Net Loans Charged Off	178	199	302	441	503
Provision Charged to Income	326	410	384	497	660
Loan Loss Reserve, End of Period	**2,156**	**2,008**	**1,797**	**1,715**	**1,659**
Net Losses as a Percent of Ave. Loans	0.09%	0.11%	0.18%	0.29%	0.33%
Provision Charged to Income as a Percent of Average Loans	0.17%	0.23%	0.23%	0.33%	0.44%
At End of Period:					
Loan Loss Reserve as a Percent of Outstanding Loans	1.04%	1.04%	1.01%	1.12%	1.12%

Factors considered in the determination of the level of loan loss coverage include, but are not limited to historical loss ratios, composition of the loan portfolio, overall economic conditions as well as future potential losses.

The following table shows an allocation of the allowance for loan losses, as well as the percent to the total allowance for the last five years (the corporation has no foreign loans, therefore, allocations for this category are not necessary).

December 31,	2002	%	2001	%	2000	%	1999	%	1998	%
Domestic										
Residential Real Estate	873	40%	838	42%	467	26%	421	24%	559	33%
Commercial	646	30%	595	30%	534	30%	372	22%	475	29%
Consumer	430	20%	493	24%	492	27%	356	21%	448	27%
Unallocated	207	10%	82	4%	304	17%	566	33%	177	11%
Total	2,156	100%	2,008	100%	1,797	100%	1,715	100%	1,659	100%

COMMON STOCK PERFORMANCE BY QUARTER*

	2002			
	First	Second	Third	Fourth
Trade price				
High	$14.75	$17.00	$17.50	$16.50
Low	$13.50	$13.75	$14.50	$14.10
Cash Dividends				
Declared	$0.16	$0.16	$0.16	$0.16

	2001			
	First	Second	Third	Fourth
Trade price				
High	$11.75	$13.00	$14.00	$16.00
Low	$10.25	$10.50	$12.50	$13.05
Cash Dividends				
Declared	$0.16	$0.16	$0.16	$0.16

* There is no established public trading market for the Company's common stock. Trade price information is based on high and low trade prices reported in the OTC Bulletin Board® maintained by NASDAQ, and may not represent all trades effected during the relevant periods. Trade price and dividend information has not been restated to reflect the effect of a 5% stock dividend declared in 2002, which the Company deems immaterial.

Form 10-K

A copy of the Form 10-K Report filed with the Securities and Exchange Commission may be obtained without charge upon written request to:

Stephen P. Marsh, Vice President & Treasurer
Community Bancorp.
P.O. Box 259
Derby, Vermont 05829

Shareholder Services

For shareholder services or information contact:

Chris Bumps, Corporate Secretary
Community Bancorp.
P.O. Box 259
Derby, Vermont 05829
(802) 334-7915

Annual Shareholders' Meeting

The 2003 Annual Shareholders' Meeting will be held at 5:30 p.m., May 6, 2003, at the Elks Club in Derby. We hope to see many of our shareholders there.

Community Bancorp. Stock

As of February 1, 2003, the Corporation's common stock ($2.50 par value) was owned by approximately 860 shareholders of record. Although there is no established public trading market in the Corporation's common stock, several brokerage firms follow the stock and maintain a minor market in it. Trading in the Corporation's stock, however, is not active. You can contact these firms at the following addresses:

Wachovia Securities
P.O. Box 770
Colchester, Vermont 05446
(800) 451-3249

Winslow, Evans & Crocker
33 Broad Street
Boston, Massachusetts 02109
(800) 556-8600

A.G. Edwards
1184 Main Street, Suite 1
St. Johnsbury, Vermont 05819
(800) 457-1002

Community Bancorp.
Performance at-a-Glance (Dollars in Thousands)

5-year Assets

Year	Assets
1998	$225,051
1999	$232,216
2000	$252,785
2001	$288,678
2002	$309,228

5-year Earnings

Year	Earnings
1998	$2,190
1999	$2,334
2000	$2,422
2001	$2,798
2002	$3,240

5-year Deposits

Year	Deposits
1998	$197,797
1999	$201,843
2000	$208,385
2001	$238,070
2002	$260,922

Total Loan Originations

Year	Loan Originations
1998	$81,256
1999	$80,435
2000	$73,773
2001	$111,388
2002	$137,825

Comparative 5-year Stock Performance*


NASDAQ Composite
Community Bancorp.
NASDAQ Banks
$300
$250
$200
$150
$100
$50
D-97
M-98
J-98
S-98
D-98
M-99
J-99
S-99
D-99
M-00
J-00
S-00
D-00
M-01
J-01
S-01
D-01
M-02
J-02
S-02
D-02

* Compares cumulative total shareholder return (stock price appreciation plus reinvested dividends) on the Company's common stock with the cumulative total return of the NASDAQ Composite Index and NASDAQ Bank Stock Index for the five years ended December 31, 2002, assuming an initial investment of $100 at the end of 1997 and reinvestment of dividends during the periods indicated. Stock price information for the Company's common stock used in the comparison is based on information reported in the OTC Bulletin Board® maintained by NASDAQ and has not been retroactively adjusted to reflect the effect of a 5% stock dividend declared in 2002, which the Company deems immaterial.



Board of Directors
Community Bancorp. and
Community National Bank

Thomas E. Adams, President,
NPC Realty, Inc.

Jacques R. Couture, Dairy Farmer

Elwood G. Duckless, Past President,
Newport Electric Co.

Michael H. Dunn, Book Dealer

Rosemary M. Lalime, Principal Broker and
Owner, All Seasons Realty

Marcel M. Locke, Proprietor,
Parkview Garage

Stephen P. Marsh, Vice President
and Treasurer, Community Bancorp.;
Executive Vice President and
Chief Financial Officer,
Community National Bank

Anne T. Moore, Principal Broker,
The Taylor Moore Agency

Dale Wells, President, Dale Wells
Building Contractor, Inc.

Richard C. White, President and
Chief Executive Officer, Community
Bancorp. and Community National Bank



Executive Officers
Community Bancorp. and Community National Bank

Richard C. White, President and Chief Executive Officer,
Community Bancorp. and Community National Bank

Stephen P. Marsh, Vice President and Treasurer, Community Bancorp.;
Executive Vice President and Chief Financial Officer,
Community National Bank

Alan A. Wing, Vice President, Community Bancorp.; Senior Vice President,
Community National Bank

Rosemary M. Rowe, Vice President, Community Bancorp.; Senior Vice
President, Community National Bank

Other Officers
Community National Bank

Kathryn M. Austin, Vice President and Human Resources Officer

Patricia F. Blackmore, Compliance Officer

Jeanne L. Bonnell, Community Circle Director

Louise M. Bonvechio, Assistant Financial Officer

Wanda J. Boomer, Assistant Vice President and Troy Office Manager

Lorraine M. Brislin, Loan Officer and Montpelier Office Manager

Timothy B. Bronson, Vice President and Loan Officer

Craig D. Buchanan, Loan Officer

Christianne J. Bumps, Corporate Secretary, Community Bancorp. and Community National Bank

Theresa P. Carpenter, Loan Underwriting Officer

Hope K. Colburn, Assistant Vice President and Barton Office Manager

Bonnie J. Currier, Vice President and Residential Mortgage Loan Officer

Joanne M. Guyette, Loan Officer

Richard L. Isabelle, Vice President and Loan Officer

Donna L. Kennison, Loan Officer

Rosemary M. Lalime, Vice President

France B. Lambert, Vice President-Information Technology Applications

Carmi M. Marsh, Vice President-Municipal Services

Terrie L. McQuillen, Vice President and Credit Administration Officer

Theresa B. Morin, Assistant Vice President and Special Asset Officer

Mary Jo Rigby, Loan Officer and Island Pond Office Manager

Tracy D. Roberts, Marketing Director

Thomas R. Zuppe, Vice President-Information Technology

Island Pond Advisory Board
Theodore J. Firestine, Craig Goulet, Dale R. Lamere, Roy Frizzell

Barton Advisory Board
John F. Brown, Rene Desmarais, Alicia Marcotte, John C. Ruggles, Fernand J. Tanguay

Troy Advisory Board
Roland Denton, Roland Laliberty, Gary R. Taylor, Nancy Warner

St. Johnsbury Advisory Board
Ernest Begin, Aminta K. Contat, Robert Ide, Richard Lawrence, Bernier Mayo, Peter Murphy

Montpelier Board
Darby Bradley, Carol Ellison, Cornelius Hogan, Francis McFaun, Dorothy Mitchell, Candy Moot, Gus Seelig, Phil White



Community Bancorp.

Community Bancorp.
4811 US Route 5
P.O. Box 259
Derby, Vermont 05829
(802) 334-7915

Community National Bank

Derby
4811 US Rte. 5
Derby, VT 05829
(802) 334-7915
derby@communitynationalbank.com

Derby Line
69 Main Street
Derby Line, VT 05830
(802) 873-3101
derbyline@communitynationalbank.com

Island Pond
23 Route 105
Island Pond, Vermont 05846
(802) 723-4356
islandpond@communitynationalbank.com

Barton
103 Church Street
Barton, Vermont 05822
(802) 525-3524
barton@communitynationalbank.com

Newport
100 Main Street
Newport, Vermont 05855
(802) 334-7915
newport@communitynationalbank.com

Troy
4245 VT Route 101
Troy, Vermont 05868
(802) 744-2287
troy@communitynationalbank.com

St. Johnsbury
Price Chopper Building
857 Memorial Drive
St. Johnsbury, Vermont 05819
(802) 748-3605 or 1-800-327-3605
stjohnsbury@communitynationalbank.com

Montpelier
95 State Street
Montpelier, Vermont 05601
(802) 223-0598
montpelier@communitynationalbank.com

e-mail: cnb@communitynationalbank.com
www.communitynationalbank.com

ATM service available at all locations.



Community Bancorp.

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